UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

PHX Minerals Inc.
(Name of Subject Company)

PHX Minerals Inc.
(Names of Persons Filing Statement)

Common Stock, $0.01666 par value per share
(Title of Class of Securities)
69291A100
(CUSIP Number of Class of Securities)
Chad L. Stephens
President and Chief Executive Officer
PHX Minerals Inc.
1320 South University Drive, Suite 720
Fort Worth, TX 76107
(405) 948-1560
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Robert J. Mittman, Esq.
Brad L. Shiffman, Esq.
Blank Rome LLP
1271 Avenue of the Americas
New York, NY 10020
(212) 885-5000
Ralph D’Amico
Chief Financial Officer
PHX Minerals Inc.
1320 South University Drive, Suite 720
Fort Worth, TX 76107
(405) 948-1560
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.
Subject Company Information.

Name and Address.
The name of the subject company is PHX Minerals Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 1320 South University Drive, Suite 720, Fort Worth, TX 76107. The telephone number of the Company’s principal executive office is (405) 948-1560.
Securities.
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (including the documents annexed hereto or incorporated herein, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01666 per share (each, a “Share,” and collectively, the “Shares”). As of May 6, 2025, there were 37,922,368 Shares issued and outstanding.
Item 2.
Identity and Background of Filing Person.

Name and Address.
The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Item 1. Subject Company Information — Name and Address.”
Tender Offer.
This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by WhiteHawk Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned, direct subsidiary of WhiteHawk Acquisition, Inc., a Delaware corporation (“Parent”), to acquire any and all of the issued and outstanding Shares at a price per Share of $4.35, in cash, net to the holder thereof, without interest and subject to applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 22, 2025 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”).
The Offer, once commenced, will initially remain open for a minimum of 20 business days, subject to certain possible extensions on the terms set forth in the Merger Agreement (as defined below) (as extended, the “Expiration Time”). If at the scheduled Expiration Time any of the conditions to the Offer have not been satisfied or waived, then Merger Sub may in its sole discretion, and Parent may in its sole discretion cause Merger Sub to, extend the Offer for one or more successive extension periods of up to 10 business days each (with each such period to end at 12:00 midnight (New York City time) at the end of the last business day of such period) (or any other period as may be approved in advance in writing by the Company) to permit the satisfaction of all Offer conditions, except that if the sole remaining unsatisfied Offer condition is the Minimum Condition (as defined below), Merger Sub shall be required to extend the Offer for no more than three occasions in consecutive periods of 10 business days each (or such other period as may be approved in advance by the parties to the Merger Agreement). However, in no event shall Parent or Merger Sub be required to extend the Offer beyond November 10, 2025.
Merger Sub’s obligation to purchase the Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction or waiver of customary conditions, including, among others, (i) there being validly tendered and not validly withdrawn immediately prior to the Expiration Time the number of Shares that, together with any Shares held, if any, by Parent, Merger Sub or any of their respective affiliates, represents at least a majority of all then issued and outstanding Shares plus an additional number of Shares equal to the aggregate number of Shares issuable upon the conversion, exchange or exercise of all of the Company’s equity awards, and any other options, warrants or other rights to acquire, or securities convertible into or exchangeable for, Shares that, in each case, are outstanding and are vested or otherwise exercisable, convertible or exchangeable at or immediately prior to the Expiration Time (the “Minimum Condition”); (ii) the absence of any law or order by a governmental entity that has jurisdiction over the parties that prohibits consummation of the Offer or the Merger (as defined below) or any action, inquiry, request for information or investigation pending or threatened by any governmental entity challenging or seeking to restrain, prohibit, enjoin, investigate, alter or delay the consummation of the Offer, the acquisition of the Shares by Parent or Merger Sub or the Merger; (iii) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to customary exceptions; (iv) the Company’s compliance in all material respects with its covenants, obligations and agreements contained in the Merger Agreement; (v) the absence of any event, development or circumstance that has had or would reasonably be expected to have a material adverse effect on the Company; and (vi) that the board of directors of the Company (the “Board”) has not withheld or withdrawn the Board’s recommendation of the Offer, or otherwise approved, endorsed, adopted, recommended or otherwise declared advisable a third party acquisition proposal (an “Acquisition Proposal”), as well as other customary conditions set forth in Annex A to the Merger Agreement. The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub with the Securities and Exchange Commission (the “SEC”) on May 22, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 8, 2025 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. As promptly as practicable following (and, in any event, on the same business day as) consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and a non-publicly traded, wholly-owned subsidiary of Parent following the effectiveness of the Merger. Because the Merger Agreement contemplates that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), no Company stockholder vote will be required to approve or consummate the Merger. The Company does not expect there to be a significant period between the consummation of the Offer and the consummation of the Merger.
At the effective time of the Merger (the “Effective Time”), which, under the terms of the Merger Agreement, will take place no later same business day as the irrevocable acceptance for payment by Merger Sub of the Shares pursuant to and subject to the conditions of the Offer (the “Acceptance Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares (i) owned directly by the Company as treasury stock, Parent, Merger Sub or any of their respective affiliates, which Shares will be automatically cancelled and will cease to exist (the “Cancelled Shares”), (ii) owned by any stockholder who is entitled to demand and does properly demand the appraisal of such Shares in accordance with, and in compliance in all respects with, the DGCL in connection with the Merger (the “Dissenting Shares”) or (iii) that are Time-Based Restricted Shares or Performance-Based Restricted Shares (each, as defined below)) will be cancelled and automatically converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration” and the Merger Consideration or Offer Price to be received by holders of Shares in the Transactions, as applicable, the “Consideration”), without interest and less any applicable taxes required to be withheld by applicable law. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Effect of the Merger on Shares and Equity-Based Incentive Awards” below for a description of the treatment of Company time-based restricted stock, performance-based restricted stock and director deferred compensation.
Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on May 22, 2025. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day on June 20, 2025 (one minute after 11:59 p.m. on the 20th business day following (and including the day of) the commencement of the Offer), unless the Offer is extended or earlier terminated pursuant to the applicable provisions of the Merger Agreement.
The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of

Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.
As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at c/o WhiteHawk Income Corporation, 2000 Market Street, Suite 910 Philadelphia, PA 19103.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.
Item 3.
Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (1) its executive officers, directors, or affiliates or (2) Parent, Merger Sub or their respective executive officers, directors, or affiliates, on the other hand.
Arrangements between the Company and Parent and Merger Sub.
Merger Agreement
On May 8, 2025, the Company, Parent and Merger Sub entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
The Merger Agreement governs the contractual rights and obligations among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement is included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with additional information regarding the terms of the Merger Agreement and the Transactions. The representations, warranties and covenants of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Merger Sub. In addition, such representations, warranties and covenants (1) have been made only for purposes of the Merger Agreement, (2) have been qualified by (a) matters specifically disclosed in certain reports filed by the Company with the SEC after January 1, 2023 and prior to the date of the Merger Agreement (subject to certain exceptions) and (b) confidential disclosures made to Parent and Merger Sub in the disclosure schedule delivered by the Company in connection with the Merger Agreement and confidential disclosures made to the Company in the disclosure schedule delivered by Parent and Merger Sub in connection with the Merger Agreement, (3) are subject to various materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors, (4) were made as of the applicable date specified in the Merger Agreement, (5) will not survive consummation of the Merger (except as otherwise stated in the Merger Agreement) and (6) have been included in the Merger Agreement for the purpose of allocating contractual risk between the parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included as Exhibit (e)(1) to this Schedule 14D-9 only to provide investors with information regarding the terms of the Merger Agreement and the Transactions, and not to provide investors with any other information regarding the Company or its business. In addition, any such confidential disclosures may contain information that modifies, qualifies, and/or creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its affiliates or Parent, Merger Sub or any of their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and other documents that the Company files with the SEC, including with regard to the Offer and the Merger.

Equity Commitment Letters
Parent and Merger Sub have received equity commitment letters, each dated May 8, 2025 (the “Equity Commitment Letters”), from each of WhiteHawk Income Corporation (“WHIC” and, together with its affiliates, “WhiteHawk”), WhiteHawk Holdings, Inc., a Delaware corporation and certain other persons (collectively, the “Equity Investors”), pursuant to which the Equity Investors have committed, on the terms and subject to the conditions set forth in the Equity Commitment Letters, to provide equity financing (“Equity Financing”) by funding into an account designated by Parent no later than six business days prior to the Expiration Time the commitment amount set forth therein, totaling $104.2 million in the aggregate (such aggregate commitment amount pursuant to the Equity Commitment Letters, the “Equity Commitment”) for the purpose of, subject to the conditions of the Equity Commitment Letters, enabling Parent (1) to cause Merger Sub to accept for payment and pay for all Shares tendered pursuant to the Offer at the date and time of the irrevocable acceptance for payment by Merger Sub of the Shares pursuant to and subject to the conditions of the Offer (the “Acceptance Time”) and (2) to make the payment due under the Merger Agreement in connection with the Merger at the Effective Time, in each case, pursuant to, and in accordance with, the Merger Agreement.
Each Equity Investor’s funding obligations under the applicable Equity Commitment Letter will automatically terminate and cease to be of any further force or effect without the need for any further action by any person upon the earliest to occur of: (1) the closing of the Merger, (2) the valid termination of the Merger Agreement in accordance with its terms, (3) the successful funding by the Equity Investor of its equity commitment pursuant to the applicable Equity Commitment Letter, and (4) the commencement by the Company or any of its controlled affiliates of certain claims against the Equity Investor or certain other related parties, subject to certain limitations set forth therein.
The Company is an express third-party beneficiary of certain provisions of the Equity Commitment Letters and is entitled to specific performance to enforce the terms thereof solely in accordance with the terms and conditions of the Merger Agreement. Pursuant to the Equity Commitment Letters, the authority of Parent and Merger Sub to utilize each Equity Investor’s funded Equity Commitment to satisfy their payment obligations under the Merger Agreement is subject to and conditioned upon: (a) the conditions set forth in Annex A of the Merger Agreement having been satisfied or (if permitted by applicable law) waived; (b) no party having validly terminated the Merger Agreement in accordance with its terms; and (c) the Debt Financing (as defined below) having been funded or will be funded, in accordance with the terms of the Debt Commitment Letter (as defined below).
The foregoing summary and description of the Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the form of the Equity Commitment Letters, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
The Limited Guarantee
On May 8, 2025, in connection with the execution and delivery of the Merger Agreement, the Company and WHIC entered into a limited guarantee in favor of the Company (the “Limited Guarantee”), pursuant to which, among other things, WHIC agreed to guarantee the payment and performance of (a) either (i) Parent’s obligation to pay the Parent Termination Fee if, when, and as due pursuant to Section 8.3(c) of the Merger Agreement or (ii) Parent’s obligation to cause to be funded an amount equal to the Equity Commitment pursuant to the Equity Commitment Letters, solely in the event that specific performance with respect to such obligation is awarded against Parent pursuant to the Merger Agreement, but subject to the terms thereof, and (b) up to $100,000 in certain reimbursement and/or indemnification obligations of Parent that may arise pursuant to the financing cooperation provisions of the Merger Agreement, subject in each case to the terms and conditions of the Limited Guarantee.
The foregoing summary and description of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.
Confidentiality Agreement
The Company and WhiteHawk — Equity Holdings, LP, an affiliate of WHIC, entered into a confidentiality agreement dated as of January 23, 2025 (the “Confidentiality Agreement”). As a condition to being furnished with Evaluation Material (as defined in the Confidentiality Agreement), WhiteHawk — Equity Holdings, LP agreed that such Evaluation Material will be kept confidential by it and its Representatives (as defined in the Confidentiality Agreement) and will be used solely for the purpose of evaluating a possible transaction involving the Company. A termination of the Merger Agreement would not affect the obligations of the parties contained in the Confidentiality Agreement, which would survive in accordance with its terms.
The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.
Tender and Support Agreements
On May 8, 2025, in connection with the execution and delivery of the Merger Agreement, all of the current directors and executive officers of the Company (collectively, the “Supporting Stockholders”), entered into Tender and Support Agreements with Parent and Merger Sub (the “Tender and Support Agreements”). As of the date of the Merger Agreement, the Supporting Stockholders collectively beneficially owned approximately 10% of the voting power of the outstanding Shares of the Company (including restricted Shares).
Pursuant to the Tender and Support Agreements, the Supporting Stockholders have agreed, among other things, and subject to the terms thereof, to: (a) tender in the Offer all Shares beneficially owned by such Supporting Stockholders (other than any restricted Shares) and not withdraw any such Shares that have been tendered (such Shares, collectively, representing approximately 4.2% of the outstanding Shares as of the date of the Merger Agreement), (b) attend any and all meetings of the holders of Shares, (c) vote, express consent or dissent, issue instructions to the record holder to vote the subject Shares or otherwise utilize such voting power in accordance with the Tender and Support Agreements at any annual or special meeting of the Company as Parent or its proxy shall, in Parent’s sole discretion, deem proper with respect to the subject Shares; and (d) not consent to: (i) any action, agreement or transaction that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, nullify, prevent, delay, discourage or adversely affect, in each case in any material respect, the consummation of the Merger, (ii) any Acquisition Proposal, (iii) any merger, acquisition, sale, transfer of a material portion of the rights or other assets of the Company, consolidation, reorganization, recapitalization, extraordinary dividend, dissolution, liquidation or winding up of or by the Company, or any other extraordinary transaction involving the Company (other than the Merger); (iv) any action, proposal, transaction or agreement that could reasonably be expected to result in a breach, in any material respect, of any covenant, representation or warranty or any other obligation or agreement of Supporting Stockholders under the Tender and Support Agreements or the Company under the Merger Agreement; (v) any change in the Board; or (vi) any material change in the capitalization of the Company’s corporate structure.
The foregoing summary of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Tender and Support Agreement filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.
Debt Commitment Letter
WHIC and EIG Credit Management Company, LLC (“EIG CMC”) have entered into a debt commitment letter, dated May 8, 2025 (the “Debt Commitment Letter”), pursuant to which EIG CMC has agreed that one or more investment funds, accounts or entities advised by, sub-advised by, managed by or affiliated with EIG CMC and/or one of its controlled affiliates shall provide to WHIC a senior secured first lien incremental note facility in an aggregate principal amount equal to $100 million (the “Debt Financing”), which amount may be reduced at the election of WHIC on a dollar-for-dollar basis up to $25 million in the aggregate at the election of WHIC in the event of a corresponding increase in the amount of the Equity Commitment.
The obligations of EIG CMC to provide the Debt Financing under the Debt Commitment Letter are subject to a number of conditions, including receipt of executed loan documentation, satisfaction of the conditions to, and substantially concurrent consummation of, the Offer and Merger, contribution of the

Equity Financing pursuant to the Equity Commitment Letters, and other customary closing conditions for financings of this type. Assuming the satisfaction of the applicable conditions, the Debt Financing will be funded to the agent one Business Day prior to the Effective Time.
The foregoing summary and description of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.
Arrangements between the Company and its Executive Officers, Directors and Affiliates.
Certain of the Company’s executive officers and directors may have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. The Board was aware of those interests and considered them, among other matters, in evaluating and approving the Merger Agreement and the Transactions and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer.
These interests are described in more detail below and, with respect to the Company’s named executive officers, are also quantified under the subsection entitled “Golden Parachute Compensation” under the section entitled “Quantification of Potential Payments to the Company’s Named Executive Officers” of this Item 3 of this Schedule 14D-9. The dates used below to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events will occur.
Effect of the Merger on Shares and Equity-Based Incentive Awards
Certain executive officers and directors of the Company hold Shares and one or more types of equity-based incentive awards, the treatment of which in connection with the Transactions is as described in more detail below.
Shares
The Company’s executive officers and directors who tender Shares they own pursuant to the Offer will be entitled to the same Offer Price on the same terms and conditions as the other Company stockholders who tender Shares pursuant to the Offer. As indicated below, to the knowledge of the Company, each executive officer and director of the Company currently intends to tender all of his or her Shares (other than any restricted Shares) in the Offer. If the Merger occurs, at the Effective Time, any Shares owned by the Company’s executive officers and directors that are not tendered pursuant to the Offer will be entitled to receive the same Merger Consideration on the same terms and conditions as the other Company stockholders whose Shares are converted into the right to receive the Merger Consideration in the Merger.
The following table sets forth, for each of our executive officers and directors, (i) the number of Shares beneficially owned as of May 6, 2025 (which, for clarity, excludes Time-Based Restricted Shares (as defined below), Performance-Based Restricted Shares (as defined below) and Shares underlying DCP Units (as defined below)) and (ii) the aggregate cash consideration that would be payable for such Shares in the Transactions.
Name of Executive Officer or Director	Shares of Common Stock (#)	Value of Common Stock(1)
Executive Officers
Chad L. Stephens	653,028	$2,840,672
Ralph D’Amico	312,164	$1,357,913
Non-Employee Directors
Mark T. Behrman	173,704	$755,612
Glen A. Brown	86,250	$375,188
Lee M. Canaan	79,271	$344,829
Steven L. Packebush	155,645	$677,056
John H. Pinkerton	93,486	$406,664

(1)
Dollar values in this column are calculated based on the Consideration of $4.35 per Share.

Equity-Based Incentive Awards
Time-Based Restricted Stock.   Pursuant to the Merger Agreement, effective by virtue of the Merger, each outstanding share of time-based restricted stock of the Company outstanding under any Company Equity Plan (“Time-Based Restricted Shares”) will be cancelled and converted into the right to receive an amount in cash (without interest) (a “Restricted Cash Award”) equal to the sum of (A) the product of (x) the number of Shares subject to such Time-Based Restricted Share immediately prior to the Effective Time and (y) the Merger Consideration, plus (B) the accrued and unpaid dividends as of immediately prior to the Effective Time with respect to such Time-Based Restricted Shares. Each Restricted Cash Award will be governed by substantially similar terms and conditions (including vesting and forfeiture terms) as were applicable to the corresponding Time-Based Restricted Shares immediately prior to the Effective Time, provided that each Restricted Cash Award will vest and become payable upon the earlier of (X) the date the corresponding Time-Based Restricted Share would have vested pursuant to the terms thereof and (Y) 90 days following the Closing of the Merger (the “Closing” and the date thereof, the “Closing Date”). Each Restricted Cash Award, less any applicable withholding taxes, will be paid by the Surviving Corporation as soon as reasonably practicable following the date such Restricted Cash Award becomes so payable (but in any event no later than three business days thereafter).
Performance-Based Restricted Stock.   Pursuant to the Merger Agreement, effective by virtue of the Merger, each outstanding share of performance-based restricted stock of the Company outstanding under any Company Equity Plan as of immediately prior to the Effective Time (“Performance-Based Restricted Shares”) will vest in full (assuming achievement of maximum performance), will become free of restrictions and will be automatically cancelled and terminated and converted into the right to receive an amount in cash (without interest) equal to the sum of (i) the Merger Consideration and (ii) the accrued and unpaid dividends as of immediately prior to the Effective Time with respect to such Performance-Based Restricted Share (the “Performance-Based Restricted Share Consideration”). The Performance-Based Restricted Share Consideration, less any applicable withholding taxes, will be paid by the Surviving Corporation as soon as reasonably practicable following the Closing Date (and in no event later than three business days thereafter).
Director Deferred Compensation.   Pursuant to the Merger Agreement, effective immediately prior to the Effective Time, each outstanding right to receive Shares in accordance with the Directors’ Deferred Compensation Plan (as defined below) (each, a “DCP Unit”) will, by virtue of the Merger, be automatically cancelled and terminated and converted into the right to receive an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Shares subject to such DCP Unit, by (y) the Merger Consideration (the “DCP Unit Consideration”). The DCP Unit Consideration will be paid as promptly as practicable (and in no event later than five business days) after the Closing Date, provided that with respect to any DCP Units that constitute nonqualified deferred compensation subject to Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”) and are not permitted to be paid at the Effective Time without triggering a tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Equity Plan and deferral election form that will not trigger a tax or penalty under Section 409A of the Code.
The following table sets forth, for each of our executive officers and directors, (i) the aggregate number of Time-Based Restricted Shares, Performance-Based Restricted Shares (assuming achievement of maximum performance) and DCP Units, in each case, outstanding as of May 22, 2025, and (ii) an estimate of the aggregate cash consideration that would be payable in connection with the treatment of each such Time-Based Restricted Share, Performance-Based Restricted Share and DCP Unit in the Transactions.

Name of Executive Officer or Director	Time-Based Restricted Shares (#)	Value of Time-Based Restricted Shares(1)	Performance- Based Restricted Shares (#)(2)	Value of Performance- Based Restricted Shares(1)(2)	DCP Units (#)	Value of DCP Units(1)	Accrued Dividends in respect of restricted Shares(2)	Total Value of Equity Awards(1)
Executive Officers
Chad L. Stephens	—	—	1,246,688	$5,423,093	—	—	$254,354	$5,677,447
Ralph D’Amico	68,475	$297,866	385,174	$1,675,507	—	—	$92,458	$2,065,831
Non-Employee Directors
Mark T. Behrman	16,539	$71,945	—	—	158,395	$689,018	$1,323	$762,286
Glen A. Brown	31,963	$139,039	—	—	51,840	$225,504	$5,873	$370,416
Lee M. Canaan	51,447	$223,794	—	—	7,860	$34,191	$10,160	$268,145
Steven L. Packebush	16,539	$71,945	—	—	51,677	$224,795	$1,323	$298,063
John H. Pinkerton	16,539	$71,945	—	—	16,142	$70,218	$1,323	$143,485

(1)
Dollar values are calculated based on the Consideration of $4.35 per Share.

(2)
Number of Performance-Based Restricted Shares and value of the accrued dividends thereon are calculated based on vesting assuming achievement of maximum performance.

Director and Executive Officer Compensation Arrangements
In considering the recommendation of the Board to tender Shares in the Offer, stockholders should be aware that the Company’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of the Company’s stockholders, generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail above and below, these interests include:
•
the cancellation of Time-Based Restricted Shares, Performance-Based Restricted Shares and DCP Units (including that Performance-Based Restricted Shares would vest assuming achievement of maximum performance) in connection with the Merger in exchange for Time-Based Restricted Share Consideration, Performance-Based Restricted Share Consideration and DCP Unit Consideration, respectively;

•
the potential receipt of payments and benefits by certain executive officers under our change in control severance agreements upon qualifying terminations of employment, including the fact that pursuant to the Merger Agreement, effective as of the Closing, the Company is required to terminate the employment of certain employees, including Messrs. Stephens and D’Amico;

•
eligibility for payment of a pro-rated target bonus in respect of the year in which the Closing occurs, including, in the case of Messrs. Stephens and D’Amico, the termination of their employment at the Closing;

•
that the Company’s directors and executive officers or certain of their affiliates have entered into the Tender and Support Agreements in connection with the Merger Agreement and the Transactions; and

•
the entitlement to indemnification benefits in favor of directors and officers of the Company.

Change in Control Severance Arrangements
Mr. Stephens
On August 16, 2023, effective as of August 1, 2023, the Company entered into an Amended and Restated Change-in-Control Executive Severance Agreement with Mr. Stephens (the “Stephens CIC Agreement”). Under the terms of the Stephens CIC Agreement, if, within two years following a Change-in-Control (as defined therein), the Company terminates his employment without Cause (as defined therein)

or he resigns for Good Reason (as defined therein), Mr. Stephens would be entitled to a severance payment, payable in a lump sum, in cash, on or before the fifth day following the termination date, in an amount equal to (A) two times the average base salary paid to Mr. Stephens, and contributions made by the Company to its 401(k) plan on his behalf, during the two year period immediately preceding the Change-in-Control (or the annualized amount for any shorter period, if applicable), plus (B) two times the average annual bonus amount paid, or payable, to Mr. Stephens for the two calendar years preceding the Change-in-Control (or if not yet determined for such calendar year, Mr. Stephens’ targeted annual bonus for such calendar year). The Company is also required to reimburse Mr. Stephens on a monthly basis for the costs of purchasing continuing coverage under COBRA for the executive and his covered dependents for a period of 12 months following the termination date. The Stephens CIC Agreement is filed as Exhibit (e)(9) to this Schedule 14D-9.
In accordance with the Merger Agreement, Mr. Stephens’ employment will be terminated at the Effective Time. Because the Closing will constitute a “Change-in-Control” under the Stephens CIC Agreement, in connection with his termination, Mr. Stephens will be entitled to the payments and benefits contemplated by and accordance with the terms of the Stephens CIC Agreement, provided, that such payments and benefits will be subject to Mr. Stephen’s execution and non-revocation of a release of claims in a form mutually agreed to by Parent and the Company.
Mr. D’Amico
On August 16, 2023, effective as of August 1, 2023, the Company entered into an Amended and Restated Change-in-Control Executive Severance Agreement with Mr. D’Amico (the “D’Amico CIC Agreement” and, together with the Stephens CIC Agreement, the “CIC Agreements”). Under the terms of the D’Amico CIC Agreement, if, within two years following a Change-in-Control (as defined therein), the Company terminates his employment without Cause (as defined therein) or he resigns for Good Reason (as defined therein), Mr. D’Amico would be entitled to a severance payment, payable in a lump sum, in cash, on or before the fifth day following the termination date, in an amount equal to (A) two times the average base salary paid to Mr. D’Amico, and contributions made by the Company to its 401(k) plan on his behalf, during the two year period immediately preceding the Change-in-Control (or the annualized amount for any shorter period, if applicable), plus (B) two times the average annual bonus amount paid, or payable, to Mr. D’Amico for the two calendar years preceding the Change-in-Control (or if not yet determined for such calendar year, Mr. D’Amico’s targeted annual bonus for such calendar year). The Company is also required to reimburse Mr. D’Amico on a monthly basis for the costs of purchasing continuing coverage under COBRA for the executive and his covered dependents for a period of 12 months following the termination date. The D’Amico CIC Agreement is filed as Exhibit (e)(10) to this Schedule 14D-9.
In accordance with the Merger Agreement, Mr. D’Amico’s employment will be terminated at the Effective Time. Because the Closing will constitute a “Change-in-Control” under the D’Amico CIC Agreement, in connection with his termination, Mr. D’Amico will be entitled to the payments and benefits contemplated by and accordance with the terms of the D’Amico CIC Agreement, provided, that such payments and benefits will be subject to Mr. D’Amico’s execution and non-revocation of a release of claims in a form mutually agreed to by Parent and the Company.
Short-Term Incentive Bonuses
The Board has approved the payment of pro-rated short-term incentive cash bonuses to the employees of the Company, including the executive officers, at target based on the performance metrics approved by the Board for the determination of annual cash bonuses (i) promptly (and in any event within three business days) following any termination of the applicable employee’s employment without Cause (as defined in the LTIP (as defined below)) and (ii) otherwise on the 90th day following the Closing, subject to the employee remaining employed by the Surviving Corporation for a period of 90 days following the Closing. The amounts of such bonuses will be pro-rated based on the number of days from January 1, 2025 to the Closing Date.
Deferred Compensation Plan for Non-Employee Directors
Annually, non-employee directors may elect to be included in the Company’s Deferred Compensation Plan for Non-Employee Directors (the “Directors’ Deferred Compensation Plan”). The Directors’ Deferred

Compensation Plan provides that each non-employee director may individually elect to be credited with DCP Units in lieu of receiving cash payments in respect of all or a portion of the director’s annual retainers, which are recorded to each director’s deferred compensation account at the closing market price of the Shares on the payment dates of the annual retainers. Upon a director’s retirement, resignation, termination, death or a change in control of the Company, outstanding DCP Units will be settled in the form of Shares over settlement dates of up to ten years based on the respective director’s deferral election, provided, that such issuance shall be in the form of a single lump sum in the case of a change in control of the Company (which will be triggered upon the closing of the Merger).
Company Equity Plans
Our executive officers are eligible to receive equity-based incentive awards such as Time-Based Restricted Shares and Performance-Based Restricted Shares under each of the PHX Minerals Inc. 2010 Restricted Stock Plan (as amended, the “Restricted Stock Plan”) and the PHX Minerals Inc. 2021 Long-Term Incentive Plan (the “LTIP” and together with the Restricted Stock Plan, the “Company Equity Plans”). In connection with granting awards under the Company Equity Plans, we enter into award agreements with our officers and directors, evidencing the terms and conditions of such awards, including applicable vesting provisions, which are used by the Compensation Committee as a method to tie executive compensation both to continuing service by the executive to the Company and to growth in stockholder value, as measured by the market price of the Shares.
The Company’s independent directors are also eligible to participate in the Company’s LTIP.
For additional information regarding the equity-based incentive awards granted to our executive officers under the Company Equity Plans and the treatment of such awards in connection with the Transactions, see “Effect of the Merger on Shares and Equity-Based Incentive Awards” above.
Quantification of Potential Payments to the Company’s Named Executive Officers
The information set forth in the tables below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Transactions. The compensation arrangements of the Company’s named executive officers that are described above are incorporated herein by reference.
Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating the amounts below, the Company has assumed:
•
May 22, 2025, as the date of the closing of the Offer and occurrence of the Effective Time (which is the latest practicable date prior to the filing of this Schedule 14D-9);

•
the employment of each named executive is terminated by the Company without “cause” immediately following the Effective Time, as contemplated by the Merger Agreement;

•
the named executive officer’s base salary rate and annual target bonus remain unchanged from that in effect as of the date of this filing;

•
the number of Time-Based Restricted Shares and Performance-Based Restricted Shares outstanding and held by each named executive office as of the date of this filing remain outstanding as of the Effective Time (assuming there is no prior vesting event); and

•
the cash consideration received in respect of each Time-Based Restricted Share and Performance-Based Restricted Share is equal to the Consideration of $4.35; and

•
each named executive officer has properly executed (and not revoked) any required releases necessary in order to receive the payments and benefits.

Golden Parachute Compensation
Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Chad L. Stephens	$1,512,508	$5,677,447	$21,046	$7,211,001
Ralph D’Amico	$1,037,052	$2,065,831	$30,925	$3,133,808

(1)
Amounts in this column reflect the values of (i) cash severance that each named executive officer would be eligible to receive under the CIC Agreements as a result of the termination of each named executive officer at the Effective Time and (ii) the pro-rated short-term incentive cash bonuses payable to each named executive officer assuming a closing date of May 22, 2025. See “Change in Control Severance Agreements” and “Short-Term Incentive Bonuses” above. The following table shows, for each named executive officer, the amount of each component part of these cash payments.

Name	Cash Severance Payments	Short-Term Incentive Bonus	Total
Chad L. Stephens	$1,346,050	$166,458	$1,512,508
Ralph D’Amico	$937,099	$99,953	$1,037,052

(2)
The following table reflects the number of Time-Based Restricted Shares and Performance-Based Restricted Shares and value of the Time-Based Restricted Share Consideration and Performance-Based Restricted Share Consideration, respectively, that are expected to be received by the named executive officers in connection with the cancellation of Time-Based Restricted Shares and Performance-Based Restricted Shares, determined by the number of Time-Based Restricted Shares and Performance-Based Restricted Shares (assuming maximum performance) held by each such named executive officer as of May 22, 2025, plus the amount of accrued and unpaid dividends with respect thereto. See “Effect of the Merger on Shares and Equity-Based Incentive Awards” above for a description of the treatment of the Company’s equity awards in connection with the Merger.

Name	Number of Time-Based Restricted Share Awards	Amount of accrued dividends on Time-Based Restricted Share Awards	Merger Consideration in respect of Time-Based Restricted Share Awards	Number of Performance- Based Restricted Share Awards (at achievement of maximum performance)	Amount of accrued dividends on Performance- Based Restricted Share Awards	Merger Consideration in respect of Performance- Based Restricted Share Awards	Total
Chad L. Stephens	—	$—	$—	1,246,688	$254,354	$5,423,092.80	$5,677,447
Ralph D’Amico	68,475	$13,956	$297,866.25	385,174	$78,502	$1,675,506.90	$2,065,831

(3)
The amounts reflected in this column represent estimated costs for 12 months of COBRA coverage reimbursements pursuant to the CIC Agreements following termination.

Non-Executive Employee Change in Control Severance Policy
On December 10, 2024, the Board adopted a change in control severance policy applicable to certain non-executive employees of the Company (the “Non-Executive Severance Policy”), pursuant to which each such employee is entitled to receive a severance payment in an amount equal to one month of salary multiplied by the number of years the employee has been employed by the Company (subject to a minimum severance amount equal to four months and a maximum of 12 months) in the event that such employee is terminated by the Company without “Cause” within six months following a “Change of Control” (each, as defined in the LTIP).
Continuing Employee Benefits
The Merger Agreement requires Parent to provide or cause to be provided certain compensation and benefits from the Effective Time through December 31, 2025 (or, if earlier, until the applicable continuing employee ceases employment with the Company) for continuing Company employees, and to take certain actions in respect of employee benefits provided to the Company’s employees, including its executive officers.

For a detailed description of these requirements, please refer to the summary contained in Section 11 of the Offer to Purchase, under the heading “The Merger Agreement — Covenants — Employment and Employee Benefits.”
Potential for Future Arrangements
To the Company’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated herein by reference) between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, or any of its affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.
It is possible that continuing employees of the Company will enter into new compensation arrangements with the Surviving Corporation. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of the Surviving Corporation, and/or retention. Any such arrangements are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.
Exchange Act Section 16 Matters
Pursuant to the Merger Agreement, the Company has agreed that the Board, or an appropriate committee of non-employee directors thereof, will, prior to the Effective Time, adopt a resolution consistent with the interpretative guidance of the SEC so that the disposition by any officer or director of the Company who is a “covered person” of the Company for purposes of Section 16 of the Exchange Act, and the rules and regulations thereunder, of the Company’s equity securities (including Shares) pursuant to the Merger Agreement and the Merger will be an exempt transaction for purposes of Section 16 of the Exchange Act.
Rule 14d-10 Matters
The Merger Agreement provides that, prior to the consummation of the Offer, the Compensation Committee of the Board will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee of the Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.
Indemnification and Exculpation of Directors and Officers
Under Section 145 of the DGCL, the Company has the power to indemnify its directors and officers against liabilities they may incur in such capacities.
As permitted by the DGCL, the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), includes a provision that eliminates the personal liability of its directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted under the DGCL.
As permitted by the DGCL, the Company’s Third Amended and Restated Bylaws (the “Bylaws”) provide that: (1) the Company is required to indemnify its directors and officers to the fullest extent permitted by the DGCL; (2) the Company is required to pay or reimburse the expenses incurred in defending any proceeding in advance of its final disposition under certain circumstances; and (3) the rights conferred in (1) and (2) of this paragraph by the Bylaws are not exclusive.
The Company has entered into indemnification agreements with its directors and certain officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Certificate of Incorporation and Bylaws and to provide additional procedural protections. The indemnification agreements entered into by the Company generally require it to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to the Company or its subsidiaries, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified under such agreement.
The Company has also obtained customary directors’ and officers’ liability insurance.
The Merger Agreement provides that, for a period of six years from and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, assume, honor and fulfill in all respects the obligations of the Company to indemnify, hold harmless and advance the costs, fees and expenses of all past and present directors and officers of the Company and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company (collectively, the “Covered Persons”) under and to the same extent such persons are indemnified as of the date of the Merger Agreement by the Company pursuant to (i) indemnification, expense advancement and exculpation provisions in the Certificate of Incorporation, the Bylaws, the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of any Company subsidiary, and (ii) any indemnification agreements, if any, in existence on the date of the Merger Agreement with any Covered Person and made available to Parent prior to the date of the Merger Agreement (collectively, the “Existing Indemnification Agreements”), in each case, to the fullest extent permitted by applicable law, arising out of acts or omissions in their capacity as directors or officers of the Company or as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company, in each case occurring at or prior to the Effective Time. Parent will cause the Surviving Corporation to advance expenses (including reasonable legal fees and expenses) incurred in the defense of any proceeding or investigation with respect to the matters subject to indemnification pursuant to the Merger Agreement in accordance with the procedures (if any) set forth in the Certificate of Incorporation, the Bylaws, the certificate of incorporation and bylaws, or equivalent organizational documents, of any subsidiary of the Company, and any Existing Indemnification Agreements, as applicable. Notwithstanding anything herein to the contrary, if any proceeding (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification, expense advancement or exculpation hereunder on or prior to the sixth anniversary of the Effective Time, the provisions of the Merger Agreement will continue in effect until the final disposition of such proceeding or investigation.
In addition, the Merger Agreement provides that for not less than six years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation and the equivalent governing documents of the Company subsidiaries will contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Certificate of Incorporation and the Bylaws and the equivalent governing documents of the Company’s subsidiaries, as applicable. Following the Effective Time, the Existing Indemnification Agreements will be assumed by the Surviving Corporation, without any further action, and will continue in full force and effect in accordance with their terms and will not be amended, modified or terminated.
Further, the Merger Agreement provides that for not less than six years from and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain for the benefit of the directors and officers of the Company and the Company subsidiaries, as of the date of the Merger Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event provides coverage not less favorable in the aggregate than the existing policies of the Company and the Company subsidiaries; provided that the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement, but in such case will purchase as favorable of coverage as is available for such amount. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time and provide such directors and officers with coverage for an aggregate period of at least six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in connection with the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement. If such prepaid policies have been obtained prior to the Effective Time, the Company, and the Surviving Corporation, as applicable, will, and Parent will cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.
Item 4.
The Solicitation or Recommendation.

Recommendation of the Board.
At a meeting held on May 8, 2025, after careful consideration, the Board, among other things, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger will be governed by Section 251(h) of the DGCL and (iv) recommended that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.
Accordingly, and for the other reasons described in more detail below, the Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares in the Offer.
A copy of a press release issued by the Company, dated May 8, 2025, announcing entry into the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.
Background of the Offer; Reasons for the Recommendation of the Board.
Background of the Offer
As part of the Company’s regular consideration and evaluation of its long-term strategic goals and plans, the Board and members of the Company’s senior management periodically review, consider, and assess the Company’s operations and financial performance, as well as overall industry and market conditions, with the goal of enhancing value for its stockholders. Members of senior management of the Company and the Board also regularly assess strategic alternatives, including comparing those alternatives against the risks associated with pursuing the Company’s existing plan, including, among others, (i) the costs and challenges inherent in being a small-cap publicly traded company with relatively low trading liquidity, (ii) competition from other major and independent oil and natural gas and mineral royalty companies, which typically have greater financial and other resources, (iii) the risks inherent in the oil and natural gas industries, (iv) the challenges and risks associated with growing through strategic acquisitions, (v) the risks arising from failure to develop the Company’s existing inventory of mineral acreage or failure to acquire additional mineral interests in the future, (vi) general economic conditions and the negative impact of global geopolitical tensions and related price volatility, and (vii) the various additional risk factors pertaining to the Company listed in Item 1A of Part I of its Annual Report on Form 10-K for the fiscal year ended December 31, 2024.
Initial Engagement with WhiteHawk Following Unsolicited Offer
On April 18, 2023, Michael Downs, Director and Chief Operating Officer for WhiteHawk and Matt Heinlein, Vice President and Head of Corporate Development and Strategy for WhiteHawk, while attending a conference in Houston, Texas for general networking purposes, met with Mr. D’Amico. During the course of the conversation, Messrs. Downs and Heinlein introduced the idea that WhiteHawk and the Company should consider a potential business combination at the appropriate time given the potential synergies between the two companies.
On May 15, 2023, Daniel Herz, Chief Executive Officer of WhiteHawk, met with Mr. Stephens to discuss a potential business combination between WhiteHawk and the Company. On the call, Mr. Herz discussed the potential benefits of a combination for both Company management and its stockholders. Mr. Stephens subsequently suggested that WhiteHawk use publicly available information to make a proposal to the Company.
On May 25, 2023, Mr. Stephens contacted a representative of WhiteHawk, requesting that WhiteHawk provide its reserve database and land information.
On May 31, 2023, WhiteHawk submitted a non-binding proposal (the “May 31 Proposal”) directly to the Board. The May 31 Proposal proposed a stock-for-stock merger transaction whereby Company stockholders would own approximately 58% of the pro forma equity of the combined company and WhiteHawk stockholders would own the remaining 42% pro forma equity. In addition, in connection with such merger, Company stockholders would receive a one-time $0.20 per share cash dividend.
On June 8, 2023, the Board held a meeting at which representatives of Jackson Walker LLP, legal counsel to the Company (“Jackson Walker”), were present to review the May 31 Proposal. At the meeting, the Board unanimously determined to reject the May 31 Proposal as inadequate since the proposal undervalued the Company and did not provide sufficient information to permit a reliable valuation of the WhiteHawk assets.
On June 12, 2023, the Board sent a letter to WhiteHawk rejecting the May 31 Proposal (the “June 12 Response”), stating that the May 31 Proposal undervalued the Company and did not provide sufficient information to permit a reliable valuation of the WhiteHawk assets.
On June 20, 2023, WhiteHawk sent a revised non-binding proposal (the “June 20 Proposal”) to the Board responding to the Board’s concerns stated in the June 12 Response, including an offer to make available information on WhiteHawk through a virtual data room and set up an in-person meeting to discuss the proposed transaction and address any questions from the Board. The revised non-binding proposal largely mirrored the stock-for-stock merger transaction contemplated by the May 31 Proposal, including the proposed one-time cash dividend, but reflected that the Company’s stockholders would own approximately 61% of the pro forma equity of the combined company, as compared to the 58% pro forma equity ownership under the May 31 Proposal.
On June 21, 2023, a representative of Weil, Gotshal & Manges LLP, legal counsel to WhiteHawk (“Weil”), contacted representatives of Jackson Walker to discuss the June 20 Proposal. A representative of Jackson Walker advised the Weil representative that the Board planned on discussing the June 20 Proposal and requested information on when the Board would receive access to a virtual data room including information on WhiteHawk.
On June 23, 2023, WhiteHawk granted the Company access to the virtual data room to review information regarding WhiteHawk, including WhiteHawk’s reserve database and land information.
Following the opening of the virtual data room on June 23, 2023, Mr. Herz reached out to Mr. Stephens to follow up on the June 20 Proposal.
The Board held several meetings throughout June and July 2023 to review, evaluate and discuss the June 20 Proposal.
On July 23, 2023, a representative of Weil contacted a representative of Jackson Walker to reiterate that WhiteHawk was fully committed to pursuing a potential transaction with the Company.
On July 25, 2023, Mark Behrman, Chairman of the Board, and Mr. Stephens contacted Mr. Herz to schedule a meeting to discuss the June 20 Proposal.
At a meeting held on July 25, 2023 at which representatives of Jackson Walker were also present, the Board ultimately determined that, after extensive and thorough analysis, the June 20 Proposal would not be in the best interests of the Company’s stockholders, among other reasons, because, in the opinion of the Board, (i) an acquisition of WhiteHawk’s assets would not align with the Company’s strategic business plan, (ii) the June 20 Proposal overvalued WhiteHawk’s assets and (iii) the June 20 Proposal would be likely to have a substantial dilutive effect on the Company’s stockholders.
On July 27, 2023, the Board sent a letter to WhiteHawk (the “July 27 Letter”) rejecting the June 20 Proposal. The July 27 Letter referenced that the Board deemed that the June 20 Proposal was inadequate, that the June 20 Proposal would result in dilution to the Company’s stockholders and that it viewed the valuation of WhiteHawk’s assets as significantly lower than that referenced by WhiteHawk. On the same day, Messrs. Behrman and Stephens met with Mr. Herz, during which Messrs. Behrman and Stephens reiterated the same rationale for the Board’s rejection of the June 20 Proposal.
On August 9, 2023, WhiteHawk submitted another non-binding proposal to the Board (the “August 9 Proposal”), reiterating the June 20 Proposal from WhiteHawk in terms of pro forma ownership for a merger transaction between WhiteHawk and the Company, including a one-time $0.20 per share cash dividend for each of the Company’s stockholders. On the same day, WhiteHawk Energy LLC, an affiliate of WhiteHawk (“WhiteHawk Energy”), issued a press release publicly disclosing the August 9 Proposal.
On August 15, 2023, following extensive review of WhiteHawk’s proposal, including technical and business analysis of the proposal and the diligence materials provided by WhiteHawk, and after numerous discussions among the members of the Board and representatives of Jackson Walker, the Company announced via a press release that the Board unanimously concluded that WhiteHawk’s proposal: (i) was grossly inadequate in terms of the value offered to the Company and its stockholders, (ii) overstated the value of WhiteHawk’s assets, (iii) was highly dilutive to the Company’s stockholders and (iv) consequently was not in the best interests of the Company and its stockholders.
On September 14, 2023, the Company received another unsolicited non-binding proposal from WhiteHawk, this time setting forth a proposal for an all-cash transaction involving the acquisition of all of the issued and outstanding Shares at a price of $4.00 per Share (the “September 14 Proposal”).
At a meeting of the Board on September 18, 2023, at which Mr. D’Amico and representatives of Jackson Walker were also present, the Board established a committee comprised solely of independent and disinterested directors (the “Special Valuation Committee”) to evaluate the September 14 Proposal and to assist the Board in determining the fair value of the Company. The following members of the Board were appointed to the Special Valuation Committee: Mark T. Behrman, Glen A. Brown, Lee M. Canaan, Steven L. Packebush, John H. Pinkerton and Peter B. Delaney. In May 2024, Mr. Delaney subsequently retired from the Board.
On September 26, 2023, the Special Valuation Committee held a meeting at which Mr. Stephens, Mr. D’Amico and representatives of Jackson Walker were also present. At the meeting, the Special Valuation Committee determined, among other things, to (i) select an investment bank to assist with evaluating potential transactions and to provide financial analyses relating to the Company and (ii) request that WhiteHawk provide evidence of committed financing for its proposal.
On October 2, 2023, the Special Valuation Committee held a meeting at which representatives of Jackson Walker were also present. At the meeting, the Special Valuation Committee determined that, after considering several investment banks active in the energy sector, the Company would engage RBC Capital Markets, LLC (“RBCCM”) to provide investment banking advisory services in connection with a financial review of the Company and the consideration of certain strategic options, including a potential sale transaction with WhiteHawk, given RBCCM’s industry expertise and familiarity with the Company’s business. Representatives of RBCCM also indicated that RBCCM had no material relationships with WHIC. An engagement letter with RBCCM was formally executed on October 13, 2023.
On October 13, 2023, the Special Valuation Committee held a meeting at which Mr. Stephens, Mr. D’Amico and representatives of Jackson Walker were also present. At the meeting, the Special Valuation Committee determined, among other things, to expand the scope of the engagement letter with RBCCM to include soliciting proposals from third parties for a potential transaction with the Company.

On October 17, 2023, the Company received from a private oil and gas investment company (“Party A”) an unsolicited non-binding proposal to acquire all of the issued and outstanding Shares of the Company at a price of $4.27 per Share in cash.
In November 2023, the Special Valuation Committee engaged Blank Rome LLP (“Blank Rome”) as legal counsel in connection with the evaluation of potential transactions.
On November 20, 2023, representatives of WhiteHawk met with representatives of RBCCM to discuss with RBCCM WhiteHawk Energy’s then-recent $54 million acquisition of core Marcellus Shale natural gas mineral and royalty assets and to reiterate WhiteHawk’s interest in a transaction with the Company. During the meeting, representatives of RBCCM requested that WhiteHawk send another proposal to the Board outlining terms of the proposed transaction.
On November 22, 2023, at the request of representatives of RBCCM, WhiteHawk submitted a non-binding proposal to the Board reiterating the September 14 Proposal for an all-cash transaction at $4.00 per Share (the “November 22 Proposal”).
In the weeks following the November 22 Proposal, representatives of RBCCM requested evidence of committed financing to support WhiteHawk’s ability to finance the cash consideration proposed under the November 22 Proposal.
On November 29, 2023, the Board held a meeting at which representatives of each of RBCCM and Blank Rome were also present to discuss the November 22 Proposal and the October 17, 2023 proposal from Party A. At the meeting, representatives of Blank Rome first made a presentation to the Board regarding the directors’ fiduciary duties under Delaware law in connection with a potential sale transaction. Afterwards, the Board and representatives of RBCCM reviewed and discussed the offers received, and representatives of RBCCM provided a market overview and discussed its preliminary views regarding the Company as well as potential strategic alternatives.
On December 7, 2023, the Board held a meeting at which representatives of each of RBCCM and Blank Rome were also present. At the meeting, representatives of RBCCM discussed certain updated preliminary views relating to the Company and provided an update on status as to ongoing communications with the financial advisors for WhiteHawk and Party A. After discussion, all members of the Special Valuation Committee together with all members of the Board unanimously determined (i) that WhiteHawk’s offer was unsatisfactory in light of the fact that WhiteHawk had not provided sufficient evidence of committed financing for a transaction and (ii) to proceed with (A) negotiating and signing a confidentiality agreement with Party A, (B) providing access to confidential information to Party A via a virtual data room and (C) negotiating with Party A to improve the terms of Party A’s offer.
On December 14, 2023, Party A signed a confidentiality agreement with the Company containing a customary standstill provision (including a “fall-away” provision such that the standstill provision would cease to be of any further force and effect in the event that, among other things, the Company enters into a definitive agreement for a transaction involving all or a controlling portion of the Company’s equity securities (whether by merger, tender or exchange offer or otherwise)). Over the following weeks, the Company provided Party A with access to a virtual data room and responded to Party A’s diligence requests. On January 22, 2024, following Party A’s review of the Company’s diligence materials and responses, Party A submitted a letter to the Company reiterating its previous offer of $4.27 per Share for an all-cash transaction.
On January 23, 2024, the Board held a meeting, at which representatives of RBCCM and Blank Rome were present, to discuss Party A’s unchanged offer. Members of the Board noted that the financial terms of the unsolicited proposal from Party A were, in the opinion of the Board, insufficient. Following review and discussion among the members of the Board and representatives of RBCCM and Blank Rome, all members of the Special Valuation Committee together with all members of the Board unanimously determined that, based on the Board’s strategic plan and analysis of the Company’s growth potential, it would be in the best interests of the Company’s stockholders to continue with the Company’s current business plan rather than engage in a transaction at the price proposed by Party A at that time.
On January 26, 2024, WhiteHawk submitted a letter to the Board (the “January 26 Letter”) again reiterating its offer of $4.00 per Share and, in response to RBCCM’s prior request for evidence of committed financing, included a letter from EIG Global Energy Partners (“EIG”) indicating an interest in providing financing in support of such a transaction.
On January 31, 2024, the Board held a meeting at which representatives of each of RBCCM and Blank Rome were also present. At the meeting, the members of the Board and representatives of each of RBCCM and Blank Rome discussed, among other things, WhiteHawk’s unchanged offer, WhiteHawk’s financing letter from EIG and potential next steps. In light of the letter indicating EIG’s interest in financing a transaction, all members of the Special Valuation Committee together with all members of the Board unanimously determined to move forward with (i) negotiating a confidentiality agreement with WhiteHawk and EIG to enable the Company to provide confidential information to WhiteHawk and EIG with the goal of improving WhiteHawk’s offer and (ii) discussing with EIG their potential financing commitment in support of WhiteHawk’s offer.
Following the submission of the January 26 Letter to the Board, on February 1, 2024, Blank Rome sent a draft confidentiality agreement to Weil. Thereafter, Blank Rome and Weil began negotiating the terms of the confidentiality agreement.
In early February, the Company, RBCCM and WhiteHawk engaged in discussions regarding WhiteHawk’s January 26 Letter and EIG’s potential financing commitment. Following such discussions, all members of the Special Valuation Committee together with all members of the Board unanimously determined that it was not in the best interests of the Company’s stockholders to pursue a transaction with WhiteHawk at that time, among other reasons, given that the price offered by WhiteHawk was insufficient, that WhiteHawk had not provided sufficient evidence of committed financing for a transaction and given the then-current low natural gas price environment and proposed to communicate to WhiteHawk that the Company was unwilling to transact at that time given the then-current low natural gas price environment.
On February 20, 2024, a representative of the Company contacted Mr. Herz and informed him that the Board was unwilling to transact given the then-current low natural gas price environment. As a result, the parties did not execute the confidentiality agreement at that time.
On April 29, 2024, WhiteHawk sent another letter to the Board reaffirming its offer at $4.00 per Share (the “April 29 Letter”). The April 29 Letter further advised the Board that WhiteHawk had, through an affiliate entity, begun acquiring Shares and was now a stockholder of the Company.
On May 16, 2024, the Board and Company management met with representatives of each of RBCCM and Blank Rome to review the April 29 Letter and discuss potential strategic alternatives for the Company. The Board requested that RBCCM continue to have conversations with WhiteHawk regarding a potential transaction but would not be interested in a transaction at that time due to the then-current low natural gas price environment.
During June of 2024, Mr. Herz met with representatives of RBCCM in New York, New York to reiterate WhiteHawk’s continuing desire to transact with the Company in a manner that would benefit both the Company’s stockholders and WhiteHawk’s stockholders. During the meeting, representatives of RBCCM reiterated that the Company was not interested in a transaction at such time due to the then-current low natural gas price environment but acknowledged WhiteHawk’s continuing interest.
On August 6, 2024, the Board and Company management met with representatives of RBCCM. At the meeting, representatives of RBCCM provided an update regarding current market conditions and discussed with Company management the Company’s strategic business plan.
On October 14, 2024, WhiteHawk sent another non-binding proposal to the Board (the “October 14 Proposal”), reiterating its proposal to acquire the Company for $4.00 per Share in cash, representing a 17% premium to the Company’s 30 day volume weighted average price as of such date, and asking the Board to engage with WhiteHawk with respect to a proposed transaction. The October 14 Proposal also offered a potential opportunity for certain qualified Company stockholders to exchange their Shares for equity in the combined company in lieu of receiving cash. The October 14 Proposal did not include evidence of committed financing for a transaction. On the same day, WhiteHawk Energy issued a press release publicly disclosing the October 14 Proposal.

On November 12, 2024, WhiteHawk Energy issued a press release publicly calling for a response from the Board with respect to the October 14 Proposal.
On November 14, 2024, the Company, after informal discussions with members of the Board, issued a press release rejecting the October 14 Proposal, stating that the Board believed that it was in the best interest of the Company’s stockholders to decline the October 14 Proposal.
On November 20, 2024, a representative of Weil contacted a representative of Blank Rome to advise that WhiteHawk remained committed to pursuing a potential transaction with the Company. The representative of Weil further advised the representative of Blank Rome that WhiteHawk was willing to engage with the Company privately.
On November 27, 2024, representatives of Weil sent a request to the Company and Blank Rome for forms of the questionnaires required for director nominations pursuant to the Second Amended and Restated Bylaws of the Company. On November 29, 2024, Blank Rome sent the requested questionnaire to Weil.
On December 10, 2024, the Board held a meeting at which senior Company management and representatives of each of RBCCM and Blank Rome were also present. At the meeting, representatives of RBCCM provided an update on current market conditions and discussed with Company management the Company’s strategic business plan. Following discussion among the Board and senior Company management, the Board determined that it was in the best interests of the Company and its stockholders (i) to seek out potential strategic alternatives for the Company and to issue a press release to that effect and (ii) to expand the scope of RBCCM’s engagement to include the evaluation of potential strategic alternatives, which amended engagement letter was formally executed on December 20, 2024.
Evaluation of Strategic Alternatives and Formal Auction Process
On December 12, 2024, the Company issued a press release announcing that the Board determined to initiate a process to evaluate strategic alternatives to maximize stockholder value, including a potential merger or sale of the Company, as an alternative to or in conjunction with the Company’s execution of its current business plan (the “Strategic Alternatives Process”). In the press release, the Company also announced that it had retained RBCCM as financial advisor to assist in the Strategic Alternatives Process.
Following the Company’s announcement, on December 16, 2024, the Company and RBCCM formally launched the outreach process to potential buyers in connection with the Strategic Alternatives Process.
On December 16, 2024, as part of the outreach process, representatives of RBCCM contacted representatives of WhiteHawk regarding their interest in a potential transaction involving the Company and WhiteHawk’s potential inclusion in the Strategic Alternatives Process.
On December 30, 2024, WhiteHawk delivered to the Company a formal notice of its intent to nominate the two qualified nominees as director candidates at the 2025 annual meeting of Company stockholders pursuant to the requirements set forth in the Bylaws, and to bring forth at such annual meeting a proposal for the repeal of each provision of, or amendment to, the bylaws adopted by the Board without the approval of the Company’s stockholders subsequent to July 15, 2024.
From December 2024 through January 2025, Company management and representatives of RBCCM gathered due diligence materials and prepared a virtual data room to be used in the Strategic Alternatives Process. During that period, the Company and RBCCM ultimately identified and contacted approximately 60 potential buyers over the course of the next several weeks, including Party A. Approximately 25 potential buyers ultimately signed confidentiality agreements containing customary confidentiality, non-solicitation and standstill provisions (including a “fall-away” provision such that the standstill provisions would cease to be of any further force and effect in the event that, among other things, the Company enters into a definitive agreement for a transaction involving all or a controlling portion of the Company’s equity securities (whether by merger, tender or exchange offer or otherwise)) in connection with their participation in the Strategic Alternatives Process, and the Company provided access to the virtual data room to the potential buyers that signed confidentiality agreements. During January and February 2025, members of the Company’s senior management and representatives of RBCCM met with approximately 15 potential buyers for management presentations. Representatives of RBCCM directed the potential buyers to submit an initial proposal by February 19, 2025 for the Company’s consideration and notified the potential buyers that the Company’s preference was for an all-cash transaction involving the acquisition of all of the issued and outstanding Shares.
From January 2025 through February 2025, members of the Board, members of the Company’s senior management and representatives of each of RBCCM and Blank Rome met biweekly to discuss the general status of the Strategic Alternatives Process, the progress of the negotiation of confidentiality agreements with the potential buyers, and potential transaction structures for, and the possible legal terms of, the Company’s potential strategic alternatives.
From January 2, 2025 to January 23, 2025, representatives of each of Weil and Blank Rome negotiated the terms of the confidentiality agreement. On January 23, 2025, WhiteHawk executed the confidentiality agreement with the Company, which provided for a limited standstill provision under which WhiteHawk was prohibited from acquiring Shares for a period ending on the earlier of entry into a definitive agreement with respect to all or a controlling portion of the Shares and nine months.
On January 29, 2025, the Company granted WhiteHawk and its representatives access to a virtual data room to begin diligence for a proposed transaction in connection with the Strategic Alternatives Process.
On February 19, 2025, WhiteHawk submitted its initial non-binding proposal to the Company in connection with the Strategic Alternatives Process (the “Initial Bid Letter”). The Initial Bid Letter proposed an all-cash transaction at a purchase price of $4.25 per Share. The Initial Bid Letter additionally proposed, in the alternative, a stock-for-stock merger transaction involving WhiteHawk and the Company, whereby the Company’s stockholders would own approximately 65% of the pro forma common equity of the combined company.
On February 19, 2025, Party A submitted a proposal indicating their interest in (i) an all-cash transaction at $4.10 per Share, (ii) an acquisition of all of the mineral assets of the Company for a pre-tax price of $210 million, or (iii) an acquisition of certain of the Company’s mineral assets located in specified geographic areas for a pre-tax price of $70 million.
On February 19, 2025, a publicly traded oil and natural gas company (“Party B”) submitted an initial proposal for an all-stock merger transaction at an exchange ratio valuing the Company at $4.19 per Share based on the then-current share price of Party B.
On February 19, 2025, another publicly traded oil and natural gas company (“Party C”) submitted an initial proposal for an all-stock merger transaction at an exchange ratio valuing the Company at $4.23 per Share based on the then-current share price of Party C.
On February 20, 2025, a private mineral and royalty acquisition company (“Party D”) submitted an initial proposal for a recapitalization of the Company involving a preferred equity investment by Party D for a purchase price consisting of $75 million in cash and $25 million in mineral assets, conditioned on the appointment by the Company of Party D’s Chief Executive Officer as Chief Executive Officer of the Company.
On February 20 and February 26, 2025, the Board held meetings at which representatives of each of RBCCM and Blank Rome were also present to discuss and compare the initial bids received. The Board noted that Party C’s market capitalization and trading volume were similar to those of the Company, and that consequently the Company’s stockholders would not be likely to benefit substantially from a stock-for-stock merger with Party C. All members of the Special Valuation Committee together with all members of the Board determined that Party D’s proposal, which did not conform to the bid instructions provided by RBCCM, was unlikely to be beneficial to the Company’s stockholders. Members of the Board noted that WhiteHawk’s and Party A’s submissions each included proposed transaction structures that were not acceptable to the Board in addition to their proposals for an all-cash transaction, and that an asset sale transaction like that proposed by Party A would not be in the best interests of the Company’s stockholders for both economic and tax reasons. Members of the Board noted that the all-cash proposals from WhiteHawk and Party A and the stock-for-stock proposal from Party B were, in the opinion of the Board, sufficient for consideration in the next round of the auction process. Following the discussion, the Board selected WhiteHawk, Party A and Party B to proceed to the next round of the Strategic Alternatives Process, with a deadline of March 17, 2025 for the submission of updated proposals and requested RBCCM to instruct each such bidder to deliver a markup of the Company’s auction draft merger agreement by such deadline.
On March 4, 2025, the Board held a meeting at which representatives of each of RBCCM and Blank Rome were also present to discuss general updates on and timing of the Strategic Alternatives Process and to further discuss and evaluate the proposals received from bidders in the initial round of the Strategic Alternatives Process. At the meeting, representatives of Blank Rome also provided commentary on certain legal considerations relating to the Strategic Alternatives Process and the transaction proposals. The Board then determined to engage Intrepid Partners, LLC (“Intrepid”) to provide certain investment banking services in connection with a potential transaction, including to issue a fairness opinion in the event a buyer other than WhiteHawk was selected in the Strategic Alternatives Process. The Board selected Intrepid based on Intrepid’s industry expertise and familiarity with the Company’s business and following the Board’s review of the absence of conflicts with Intrepid.
On March 18, 2025, WhiteHawk submitted a revised non-binding proposal to the Company as part of the second round of the Strategic Alternatives Process (the “Revised Bid Letter”). The Revised Bid Letter proposed an all-cash transaction with a purchase price of $4.50 per Share. The Revised Bid Letter additionally proposed, in the alternative, a stock-for-stock merger transaction involving WhiteHawk and the Company, whereby the Company’s stockholders would own approximately 47% of the pro forma common equity of the combined company (lowered from the 65% proposed in the Initial Bid Letter following a substantial acquisition consummated by WhiteHawk following submission of the Initial Bid Letter). WhiteHawk also submitted, alongside the Revised Bid Letter, a full markup of the auction draft merger agreement and drafts of a form of Equity Commitment Letter, a Limited Guarantee, a form of Tender and Support Agreement, a Debt Commitment Letter and an Incremental Term Sheet with respect to the proposed debt financing.
On March 18, 2025, as part of the second round of the Strategic Alternatives Process, Party A submitted a revised proposal for an all-cash transaction at $4.04 per Share. Party A did not include a markup of the auction draft merger agreement.
On March 18, 2025, as part of the second round of the Strategic Alternatives Process, Party B submitted a revised proposal for an all-stock merger transaction at an increased exchange ratio valuing the Company at $3.91 per Share based on Party B’s then-current share price. Party B did not include a markup of the auction draft merger agreement.
From March 18, 2025 through March 24, 2025, representatives of Stephens Inc., financial advisor to WhiteHawk (“Stephens”), discussed with representatives of RBCCM the details of the Revised Bid Letter, including WhiteHawk’s proposed financing for the proposed all-cash transaction. Representatives of RBCCM additionally advised the representatives of Stephens to revise WhiteHawk’s offer to propose their best and final transaction price and to take into account a higher number of fully-diluted shares of the Company to be paid out at closing of the proposed transaction.
On March 19, 2025, the Board, Mr. D’Amico and representatives of each of RBCCM and Blank Rome held a call to discuss and evaluate the proposals received in the second round of the Strategic Alternatives Process. Representatives from Blank Rome commented on WhiteHawk’s proposed revisions to the revised draft of the Merger Agreement and the drafts of the other legal documents delivered by WhiteHawk. After discussion, all members of the Special Valuation Committee together with all members of the Board unanimously determined to continue negotiations with each of the remaining bidders in order to improve the bids received, and the Board requested RBCCM to instruct the remaining bidders to submit their “best and final” proposals by March 25, 2025 and, in the case of the bidders other than WhiteHawk, to include with their submission a markup of the auction draft merger agreement.
On March 25, 2025, WhiteHawk submitted a further revised non-binding proposal to the Company (the “Final Bid Letter”), which increased the fully-diluted share count as requested by representatives of RBCCM, and included a request that the Company agree to enter into exclusive negotiations with WhiteHawk for a period of three weeks. The Final Bid Letter otherwise largely reiterated the terms of the Revised Bid Letter, including proposing an all-cash transaction with a purchase price of $4.50 per Share or, in the alternative, a stock-for-stock merger transaction involving WhiteHawk and the Company whereby the Company’s stockholders would own approximately 47% of the pro forma common equity of the combined company.

Also on March 25, 2025, (i) Party A reaffirmed its previous proposal for an all-cash transaction at $4.04 per Share, and (ii) Party B submitted a revised proposal for an all-stock merger transaction at an exchange ratio valuing the Company at $4.17 per Share based on the then-current share price of Party B. The updated proposals submitted by Party A and Party B did not include a markup of the auction draft merger agreement.
From March 25, 2025 through April 1, 2025, representatives of WhiteHawk, Stephens and Weil received and responded to clarificatory inquiries from representatives of each of the Company, RBCCM and Blank Rome relating to the sources and uses for the transaction proposed in the Final Bid Letter.
On March 26, 2025, the Board held a meeting at which Mr. D’Amico and representatives of each of RBCCM and Blank Rome were also present to discuss the latest round of bids received. At the meeting, representatives of RBCCM summarized the latest round of proposals and updated the Board on their conversations with the bidders and with WhiteHawk’s contemplated equity and debt financing sources. The Board noted that a stock-for-stock merger transaction with Party B would be likely to involve a much longer time period to closing as compared to an all-cash transaction as proposed by WhiteHawk and Party A. In addition, the Board noted that a stock-for-stock merger transaction with Party B would result in the Company’s stockholders receiving stock in another public company and, as such, may not provide increased liquidity for Company stockholders. After discussion, the Board determined to notify WhiteHawk that the Company remains interested in WhiteHawk’s proposal but to request additional information from WhiteHawk regarding the sources and uses for the transaction proposed in the Final Bid Letter and WhiteHawk’s proposed financing sources and to request that Party A and Party B provide improved proposals and markups of the auction draft merger agreement.
On April 1, 2025, representatives of RBCCM notified representatives of Stephens that the Board would move forward with negotiating WhiteHawk’s proposal for an all-cash transaction at $4.50 per Share but was not willing to do so on an exclusive basis.
On April 3, 2025, representatives of each of WhiteHawk, Stephens, Weil, RBCCM and Blank Rome and members of the Company’s senior management met to discuss, among other things, the status of WhiteHawk’s due diligence review, which representatives of WhiteHawk indicated was substantially complete pending resolution of a small number of outstanding diligence requests and completion of WhiteHawk’s title review.
Between April 3, 2025 and May 8, 2025, representatives of each of the Company, RBCCM, Blank Rome, WhiteHawk, Stephens and Weil continued to conduct business and legal due diligence and negotiated the terms of the definitive merger agreement, tender and support agreements with directors and officers of the Company and commitment letters for debt and equity financing for the proposed transaction.
On April 9, 2025, the Board held a meeting at which representatives of each of Blank Rome and RBCCM and members of Company management were also present. At the meeting, the Board observed that Party A and Party B had not submitted revised offers and that their previous offers remained unsatisfactory. The Board also requested that RBCCM continue to discuss with WhiteHawk their proposed sources of financing for the transaction. Additionally, at the meeting, in light of the fact that any potential transaction may not be consummated by June 30, 2025, the Board unanimously approved, and the Company subsequently adopted, the Third Amended and Restated Bylaws of the Company, which amended the previously effective Second Amended and Restated Bylaws to remove the requirement that the Company hold an annual meeting of stockholders within six months following the end of each fiscal year.
On April 22, 2025, due to changes in the natural gas pricing environment, representatives of each of WhiteHawk and Stephens advised representatives of RBCCM that WhiteHawk was revising its offer to an all-cash transaction at $4.00 per Share. That same day, following informal discussions among members of the Board and representatives of each of RBCCM and Blank Rome, representatives of Blank Rome advised representatives of Weil that the Board was unwilling to consummate an all-cash transaction at $4.00 per Share.
On April 25, 2025, following informal discussions among members of the Board and representatives of each of RBCCM and Blank Rome, representatives of RBCCM contacted representatives of Stephens and advised that the Board was interested in only a cash transaction at $4.50 per Share, and one that provided for a payout of the Performance-Based Restricted Shares at maximum performance.
On April 28, 2025, representatives of each of Stephens and WhiteHawk verbally submitted, and on April 29, 2025, confirmed in writing, a revised offer that contained two alternative proposals for a potential transaction: (1) a revised proposal for an all-cash transaction at $4.25 per Share, with the Performance-Based Restricted Shares vesting at target performance (100%), which would be effected pursuant to the terms of the Merger Agreement that had been negotiated between the parties (“Option 1”) and (2) a revised proposal for a transaction involving the merger of WhiteHawk into the Company, with WhiteHawk shareholders receiving Shares in consideration for the merger and cash being placed into an escrow account to fund an issuer tender offer conducted by the Company immediately after the closing of the merger to the pre-closing Company shareholders at an offer price of $4.50 per Share, with the Performance-Based Restricted Shares vesting at maximum performance (187.5%), to be paid (x) in cash up to target performance (100%), and (y) in equity of the combined company for the difference in maximum performance (187.5%) and target performance (100%) levels (“Option 2”).
On April 30, 2025 and May 2, 2025, the Board held meetings at which Mr. D’Amico and representatives of each of RBCCM and Blank Rome were also present. At the meetings, representatives of each of RBCCM and Blank Rome summarized the revised proposals from WhiteHawk and discussed with the Board, among other things, the relative uncertainty, elongated timing and required diligence associated with Option 2 as compared with the relative certainty, speed and lack of required diligence of Option 1.
At the meeting held on May 2, 2025, all members of the Special Valuation Committee together with all members of the Board unanimously determined to reject the proposed Option 2 given the complexities and timing thereof and to make a counterproposal to WhiteHawk on Option 1 for an all-cash transaction at $4.35 per Share with each Performance-Based Restricted Share to vest at its maximum level of performance at the closing, to be conducted pursuant to the terms of the Merger Agreement that had been negotiated between the parties.
On May 5, 2025, the Company and WhiteHawk agreed to continue negotiating definitive documentation to consummate an all-cash transaction at $4.35 per Share, with a Performance-Based Restricted Shares payout vesting at maximum performance.
Also on May 5, 2025, representatives of WhiteHawk indicated to representatives of the Company and RBCCM that WhiteHawk would not enter into the Merger Agreement unless the Company executed certain specified hedging transactions.
From May 5, 2025 through May 8, 2025, representatives of each of the Company, Blank Rome, WhiteHawk and Weil negotiated and finalized the Merger Agreement, Tender and Support Agreements, related disclosure schedules and other transaction documents.
On May 7, 2025, the Board held a meeting at which Mr. D’Amico and representatives of each of RBCCM and Blank Rome were also present to discuss, among other things, the current drafts of the Merger Agreement and other transaction documents and WhiteHawk’s request that the Company enter into certain hedging transactions on the day after the signing of the Merger Agreement to mitigate commodity price exposure during the interim period between signing and closing. Following discussion, the Board determined that the Company would agree to enter into the proposed hedging transactions to the extent permitted by the terms of the Company’s credit facility. After discussion, the Board indicated that it was supportive of finalizing the Merger Agreement and other transaction documentation with WhiteHawk as well as the entry into such hedging transactions following the negotiation and signing of the Merger Agreement. In addition, at the meeting, representatives of RBCCM reviewed with the Board RBCCM’s preliminary financial analyses relating to the Offer Price of $4.35 per Share.
On May 8, 2025, following the closing of the NYSE and following receipt of the final drafts of the Merger Agreement and other transaction documents, the Board held a meeting at which Mr. D’Amico and representatives of each of RBCCM and Blank Rome were also present to consider approval of the proposed Merger Agreement with Parent and Merger Sub and the Transactions. At the meeting:

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representatives of Blank Rome reviewed with the Board its fiduciary duties under Delaware law in evaluating the proposed Transactions and the Strategic Alternatives Process; and

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an updated customary disclosure letter prepared by RBCCM was presented to the Board (which had previously been delivered to the Company and Blank Rome on April 28, 2025) indicating, among other things, that (i) RBCCM had received no fees from the Company or WHIC in the time period from November 1, 2022 to April 21, 2025 for investment banking, commercial banking or financial advisory services and (ii) RBCCM had received nominal fees from affiliates of EIG in an aggregate amount of less than $100,000 during the time period from November 1, 2022 to April 21, 2025 for investment banking, commercial banking and financial advisory services; and

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representatives of RBCCM reviewed RBCCM’s financial analysis of the $4.35 per Share Offer Price and rendered an oral opinion, later confirmed by delivery of a written opinion dated May 8, 2025, to the Board to the effect that, as of that date and subject to the assumptions, qualifications, limitations, and other matters set forth therein, the Offer Price was fair, from a financial point of view, to holders of Shares. For a detailed discussion of RBCCM opinion, please see the heading titled “— Opinion of the Company’s Financial Advisor”. The written opinion delivered by RBCCM is attached to this Schedule 14D-9 as Annex A.

At the meeting, the Special Valuation Committee and the Board considered various reasons to approve the Merger Agreement and the Transactions, including certain countervailing factors. Among other things, the Special Valuation Committee and the Board considered the fact that the Company had, together with RBCCM, conducted a comprehensive strategic alternatives process and that it was likely that, in the opinion of the Special Valuation Committee and the Board, no other parties would be likely to express interest in pursuing a transaction with the Company at that time or in the near future. The Special Valuation Committee and the Board also noted that the proposed Transactions with WhiteHawk would provide certainty, immediate value and liquidity for the Company’s stockholders and that the Transactions offered the potential for closing in a relatively short time frame. For a detailed description of these and other reasons considered by the Board at the meeting, please see below under the heading “— Reasons for the Recommendation of the Board.” In light of these considerations, the Special Valuation Committee and the Board expressed their belief that the proposed Transactions offered the greatest value for the Company’s stockholders and that it was an appropriate time to proceed with a transaction.
After discussions with its financial and legal advisors and members of the Company’s senior management, and in light of the reasons considered, the Special Valuation Committee unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement; (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein; (iii) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL; and (iv) recommended that the Board approve the Merger Agreement and the Transactions and that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.
After careful consideration, and in light of the reasons considered, the Board, among other things, accepted the recommendation of the Special Valuation Committee and unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement; (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein; (iii) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL; and (iv) recommended that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. The Board also unanimously approved, among other things, the treatment of Time-Based Restricted Shares, Performance-Based Restricted Shares and DCP Units in the manner set forth in the Merger Agreement.

Following the approvals and the closing of the U.S. stock markets, the Company, Parent, Merger Sub and the other parties thereto executed the Merger Agreement, the Equity Commitment Letters, the Limited Guarantee, the Tender and Support Agreements and the Debt Commitment Letter, and the Company and Parent subsequently issued a joint press release announcing the execution of the Merger Agreement.
Reasons for the Recommendation of the Special Valuation Committee and the Board
In evaluating the Merger Agreement and the transactions contemplated thereby, including the Merger and Offer, the Special Valuation Committee and the Board consulted with their legal and financial advisors and with the Company management, and in reaching their determinations and recommendations to the Company stockholders, the Special Valuation Committee and the Board considered a number of factors, including but not limited to the following factors (which are not necessarily in order of importance):
Financial Terms of the Offer and Certainty of Value.   The Special Valuation Committee and the Board considered the aggregate potential value and form of the consideration to be received in the Offer by the Company’s stockholders, including:
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the current and historical market prices of the Shares, including the market performance of the Shares and general stock market performance;

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the fact that the Offer Price of $4.35 per Share represents a 22% premium to the closing price of $3.57 per Share on May 7, 2025, the last full trading day prior to the execution of the Merger Agreement;

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the fact that the Offer Price of $4.35 per Share represents a 11% premium to the volume weighted average price between December 12, 2024, the date the Board announced it was seeking strategic alternatives, and May 7, 2025, the last full trading day prior to the execution of the Merger Agreement;

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the fact that the Offer Price of $4.35 per Share represents a 24% premium to the volume weighted price for the six months prior to December 12, 2024, the date the Board announced it was seeking strategic alternatives;

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the fact that the Offer Price is fixed at $4.35 per Share and is all cash, such that the Offer provides certainty, immediate value and liquidity to the Company’s stockholders for their Shares;

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the Special Valuation Committee’s and the Board’s belief that, based on the conversations and negotiations with the Parent through the date of the Merger Agreement, as well as the Strategic Alternatives Process, the Offer Price of $4.35 per Share represented the highest price the Parent was willing to pay in an all-cash transaction and the highest price reasonably obtainable by the Company under the circumstances;

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the Special Valuation Committee’s and the Board’s belief that, if the Company did not accept the parent’s Offer Price of $4.35 per Share now, it may not have another opportunity to do so or receive a comparable opportunity, and the belief of the Special Valuation Committee and the Board that Parent is only willing to enter into the Offer for a limited period of time;

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that the Supporting Stockholders that beneficially owned, in the aggregate, approximately 10% of the voting power of the outstanding Shares of the Company (including restricted Shares) as of May 6, 2025, intended to enter into Tender and Support Agreements obligating each of them during the term of such Tender and Support Agreement, among other things, to tender, pursuant to the Offer, their Shares in the Offer (but are not required to tender their restricted Shares) and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Tender and Support Agreements; and

•
the financial analyses presented by RBCCM to the Board and the May 8, 2025 oral opinion delivered by RBCCM to the Board, which was confirmed by delivery of its written opinion dated May 8, 2025, to the effect that, as of such date, and subject to the assumptions, qualifications, limitations, and other matters set forth therein, the Offer Price was fair, from a financial point of view, to holders of Shares; as more fully described below in the section below titled “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor” (the full text of the written opinion of RBCCM, dated May 8, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualification of the review undertaken by RBCCM in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference; the summary of the opinion of RBCCM set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion); and
Best Strategic Alternative for Maximizing Stockholder Value.   The Special Valuation Committee and the Board had conducted a thorough review of possible strategic alternatives for the Company, including the possibility of transacting with an alternative counterparty and the possibility of continuing to operate the Company as a standalone company pursuant to its current strategic business plan. In particular, the Special Valuation Committee and the Board considered:
•
that (i) the Company publicly announced in December 2024, that it was actively seeking strategic alternatives, including a potential merger or sale of the Company, (ii) at the direction of the Board, RBCCM had following such announcement contacted approximately 60 potential buyers (consisting of both strategic acquirers and financial sponsors) regarding their interest in a potential transaction, approximately 25 of which signed confidentiality agreements with the Company and were provided with an opportunity to conduct due diligence, (iii) during the Strategic Alternatives Process, the Company received offers for a potential transaction from six potential buyers (including WhiteHawk) and (iii) the Special Valuation Committee and the Board believed, in light of the public announcement of the Strategic Alternatives Process and based on prior discussions the Company had held from time to time with various other potential counterparties about potential strategic opportunities, that no other parties would be likely to express interest in pursuing a transaction with the Company at that time or in the near future;

•
the Company’s standalone strategic business plan, including the potential opportunities and risks involved in seeking to achieve such value, including:

•
the risks associated with our ability to execute our business strategies;

•
the risks associated with the volatility of realized natural gas and oil prices;

•
the risks associated with identifying and acquiring additional mineral interests;

•
the risks associated with any inaccuracies in the assumptions underlying our proven reserves;

•
the risks associated with any failure to develop our existing mineral acreage and to acquire additional mineral interests;

•
the risk of title defects in the properties in which we invest;

•
the risks associated with changes in general economic and industry conditions and geopolitical instability;

•
conditions in securities markets and our ability to raise capital; and

•
the risks and costs associated with changes in the regulatory environment.

•
the difficulties of increasing stockholder value for a small market cap public company in the Company’s industry with a relatively illiquid stock and a market capitalization of approximately $135.8 million as of May 8, 2025.

Likelihood and Speed of Consummation of the Offer.   The Special Valuation Committee and the Board considered the likelihood that the Offer will be consummated in a timely manner, including:
•
the size and financial strength of WhiteHawk, the Limited Guarantee, the Equity Commitment pursuant to the Equity Commitment Letters and the Debt Financing pursuant to the Debt Commitment Letter;

•
the absence of any financing condition to the Offer and the Merger in the Merger Agreement;

•
the business reputation and capabilities of WhiteHawk, including WhiteHawk’s track record of successfully completing merger and acquisition transactions in the Company’s industry;

•
the fact that the limited nature of the conditions to Parent’s obligations to consummate the Merger provides a high degree of likelihood that the Transactions will be consummated, as set forth in the section above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and Parent and Merger Sub — Merger Agreement”;
•
the potential that closing in a relatively short time frame pursuant to the terms of the Offer and Merger could reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption;

•
the fact that, pursuant to the terms of the Merger Agreement, the Company and Parent have both agreed to use their respective reasonable best efforts pursuant to the terms of the Merger Agreement to consummate the Offer, the Merger and the Transactions as promptly as reasonably practicable, subject to certain limitations;

•
the structure of the Transactions as an all-cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before the Company’s stockholders receive the Offer Price for all tendered Shares, followed by the Merger pursuant to Section 251(h) of the DGCL, in which stockholders will receive the same Offer Price (as applicable) received by those stockholders who tender their Shares in the Offer, unless stockholders validly exercise appraisal rights pursuant to Section 262 of the DGCL.

Opportunity to Receive an Unsolicited Acquisition Proposal and Terminate the Merger Agreement in Order to Accept a Superior Acquisition Proposal.   The Special Valuation Committee and the Board considered the following:
•
The Board’s right, subject to certain conditions and limitations set forth in the Merger Agreement, to respond to and negotiate unsolicited acquisition proposals that are made on or after May 8, 2025, and prior to the time that the Offer is consummated;

•
the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to a bona fide unsolicited superior acquisition proposal, subject to payment of a termination fee of $6,800,000, which amount the Special Valuation Committee and the Board believed to be reasonable and proportionate under the circumstances, taking into account, among other things, the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be (i) a meaningful deterrent to alternative acquisition proposals or (ii) prejudicial to the decision of the holders of the Shares to tender their Shares in the Offer;

•
the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that the Company’s stockholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with a Superior Company Proposal under the Merger Agreement or material event, change, occurrence or development constituting an Intervening Event under the Merger Agreement, subject to certain limitations;

•
the provision in the Merger Agreement requiring Merger Sub to, under certain circumstances, extend the Offer beyond the initial Expiration Time of the Offer or, if applicable, subsequent Expiration Times, if the Minimum Condition is not satisfied or waived as of such date; and

•
the availability of statutory appraisal rights under the DGCL in connection with the Merger to the stockholders of the Company who do not tender their Shares in the Offer and otherwise comply with all required procedures under Section 262 of the DGCL.

The Special Valuation Committee and the Board also considered a variety of risks and other potentially negative factors in determining whether to approve the Merger Agreement, including the following:
•
the fact that the receipt of the Offer Price payable in the Transactions, while providing relative certainty of value, would not allow the Company’s stockholders to participate in the possible growth and potential future earnings of the Company following the completion of the Offer or the Merger, as applicable;

•
the fact that the pendency of the Transactions may cause the Company to experience disruptions to its business operations and future prospects, including its relationships with its employees and others that do business or may do business in the future with the Company or as a result of certain restrictions on the conduct of the Company’s business imposed by pre-closing covenants in the

Merger Agreement, and the effect of such disruptions on the Company’s operating results in the event that the Transactions are not consummated in a timely manner, including as a result of the fact that the Company, at the request of WhiteHawk, would enter into certain hedging transactions following the signing of the Merger Agreement;
•
the potential risk of diverting management attention and resources from the operation of the Company’s business and towards completion of the Transactions;

•
the interests of the Company’s executive officers and directors and the fact that the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from or in addition to those of the Company’s stockholders, generally, as set forth in the section above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates”;

•
the costs involved in connection with entering into and completing the Transactions and related actions;

•
the risk that the Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a Superior Company Proposal (as defined in the Merger Agreement)) on:

•
the trading price of Shares, which could be adversely affected by many factors, including (if the Merger Agreement is terminated) (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive future acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of the termination of the Merger Agreement;

•
the Company’s ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Transactions; and

•
the Company’s operating results, particularly in light of the significant transaction costs and foregone opportunity costs as a result of the Company’s attempting to consummate the Transactions;

•
the effect of the non-solicitation provisions of the Merger Agreement that restrict the Company’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire the Company, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, the Company will be required to pay a termination fee of $6,800,000 in cash, which could discourage certain alternative proposals for, or the entry into an agreement with respect to, or the consummation of, an acquisition of the Company within 12 months of the date of termination of the Merger Agreement or adversely affect the valuation that might be proposed by a third party;

•
the effect of the Tender and Support Agreements that restrict the Supporting Stockholders’ ability to tender their Shares in, or vote in favor of, any acquisition proposal by a third party during the term of the Tender and Support Agreements which could discourage certain alternative proposals for an acquisition of the Company during the term of the Tender and Support Agreements or adversely affect the valuation that might be proposed by a third party;

•
the fact that any gain realized by the Company’s stockholders as a result of the Transactions generally will be taxable to such stockholders for U.S. federal income tax purposes;

•
the effect of the restrictions in the Merger Agreement on the conduct of the Company’s business prior to the Effective Time, which may delay or prevent the Company from undertaking business opportunities that may arise prior to the consummation of the Offer or any other action the Company would otherwise take with respect to the operations of the Company absent the pending Transactions;

•
the risk of litigation arising in respect of the Transactions that could be instituted against the Company or its directors and officers, and potential effects or outcomes related thereto; and

•
other risks of the type and nature as set forth in the section titled “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements.”

Opinion of the Company’s Financial Advisor.
On May 8, 2025, RBCCM rendered its oral opinion, later confirmed in writing, to the Board that, as of that date and subject to the assumptions, qualifications, limitations, and other matters set forth therein, the Offer Price was fair, from a financial point of view, to the holders of Shares. The full text of RBCCM’s written opinion dated May 8, 2025 is attached to this Schedule 14D-9 as Annex A and constitutes part of this Schedule 14D-9. RBCCM’s opinion was approved by RBCCM’s Fairness Opinion Committee. This summary of RBCCM’s opinion is qualified in its entirety by reference to the full text of the opinion. The Company urges holders of Shares to read RBCCM’s opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and limitations and qualifications of the review undertaken by RBCCM.
RBCCM’s advice (written or oral) and opinion were provided for the benefit, information and assistance of the Board (in its capacity as such) in connection with its evaluation of the Offer and the Merger (referred to collectively in this section as the “Transaction”). RBCCM’s opinion did not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction compared to any alternative business strategy or transaction that may be available to the Company or in which the Company might engage. RBCCM’s opinion does not constitute an opinion or recommendation to any stockholder as to how such stockholder should act with respect to the Transaction, including whether or not to tender any or all Shares into the Offer. The issuance of RBCCM’s opinion was approved by RBCCM’s fairness opinion committee.
RBCCM’s opinion addressed the fairness, from a financial point of view and as of the date thereof, of the Offer Price (to the extent expressly specified therein), without regard to individual circumstances of specific holders that may distinguish such holders or the securities of the Company held by such holders. RBCCM’s opinion did not in any way address any other terms, conditions, implications or other aspects of the Transaction or the Merger Agreement, including, without limitation, the form or structure of the Transaction or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. RBCCM did not express any opinion or view with respect to, and RBCCM relied upon the assessments of the Company and its representatives regarding, legal, regulatory, tax, accounting and similar matters, as to which RBCCM understood that the Company obtained such advice as it deemed necessary from qualified professionals. Further, in rendering its opinion, RBCCM did not express any view on, and its opinion did not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors or employees of any party, or class of such persons, relative to the Offer Price or otherwise.
In rendering its opinion, RBCCM assumed and relied upon the accuracy and completeness of all information that was reviewed by RBCCM, including all financial, legal, tax, accounting, operating and other information provided to, or discussed with RBCCM by, or on behalf of, the Company (including, without limitation, financial statements and related notes), and upon the assurances of the management and other representatives of the Company that they were not aware of any relevant information that had been omitted or that remained undisclosed to RBCCM. RBCCM did not assume responsibility for independently verifying and did not independently verify such information. RBCCM also assumed that (i) each of the Company Projections (as defined and more fully described in “Item 4. The Solicitation or Recommendation — Certain Company Projections”) and the Resource Information (as defined below) that it was directed to utilize in its analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company (subject, in the case of the Company Projections, to the varying underlying future crude oil, natural gas and natural gas liquids commodity price assumptions), and (ii) the future crude oil, natural gas and natural gas liquids commodity price assumptions referenced above are a reasonable basis upon which to evaluate the Company. RBCCM expressed no opinion as to any such financial projections, other estimates and data and crude oil, natural gas and natural gas liquids reserve information, or the assumptions upon which they are based. RBCCM relied upon the assessments of the management of the Company as to future crude oil, natural gas and natural gas liquids drilling and production, market and cyclical trends and prospects relating to the crude oil, natural gas and natural gas liquids industry, regulatory matters with respect thereto and the potential impact thereof on the Company. RBCCM assumed that there will be no developments with respect to any of the foregoing that would be meaningful in any respect to its analyses or opinion.
In connection with its opinion, RBCCM did not assume any responsibility to perform, and it did not perform, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of or relating to the Company or any other entity and RBCCM was not furnished with any such valuations or appraisals, other than the Resource Information. RBCCM did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of the Company or any other entity. RBCCM is not an expert in the evaluation of crude oil, natural gas and natural gas liquids reserves, drilling or production levels and expressed no view as to the reserve quantities, or the development or production (including, without limitation, as to the feasibility or timing), of any crude oil, natural gas or natural gas liquids reserves of the Company or otherwise. RBCCM also expressed no view as to future crude oil, natural gas, natural gas liquids and related commodity prices utilized in its analyses, which prices are subject to significant volatility and which, if different than as assumed, could have a material impact on its analyses or opinion. RBCCM did not investigate, and made no assumption regarding, any litigation or other claims affecting the Company or any other entity. RBCCM did not evaluate the solvency or fair value of the Company or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. RBCCM assumed that the Transaction will be consummated in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Transaction, no delay, limitation, restriction or condition will be imposed or occur, including any divestiture or other requirements, that would have an adverse effect on the Company or the Transaction or that otherwise would be meaningful in any respect to its analyses or opinion. In addition, RBCCM assumed that the final executed Merger Agreement would not differ, in any respect meaningful to its analyses or opinion, from the draft that it reviewed.
RBCCM’s opinion speaks only as of the date thereof, is based on conditions as they existed and information supplied or reviewed as of the date thereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may have existed or occurred after such date. RBCCM did not undertake any obligation to update, revise or reaffirm its opinion for events occurring after the date thereof. RBCCM did not express any opinion as to the price or range of prices at which Shares or any other securities of the Company may trade or otherwise be transferable at any time, including following announcement or consummation of the Transaction. As the Board was aware, the credit, financial and stock markets, and crude oil and natural gas commodity markets, and the industries in which the Company operates, have experienced and continue to experience volatility and RBCCM expressed no opinion or view as to any potential effects of such volatility on the Company (or its businesses) or the Transaction.
For the purposes of rendering its opinion, RBCCM undertook such review, inquiries and analyses as it deemed necessary or appropriate under the circumstances, including the following:
•
RBCCM reviewed the financial terms of a draft labeled “Final” of the Merger Agreement (which was provided to RBCCM on May 8, 2025);

•
RBCCM reviewed certain publicly available financial and other information, and certain historical operating data, relating to the Company made available to it from published sources and internal records of the Company;

•
RBCCM reviewed (a) financial projections and other estimates and data relating to the Company prepared by the management of the Company, including the Company Projections, (b) certain crude oil, natural gas and natural gas liquids reserve information regarding proved and unproved crude oil, natural gas and natural gas liquids reserves and undeveloped resources of the Company, prepared by the management of the Company (the “Resource Information”), as well as (c) certain future crude oil, natural gas and natural gas liquids commodity price assumptions, all of which financial projections and other estimates and data and crude oil, natural gas and natural gas liquids reserves and undeveloped resources information RBCCM was directed by management of the Company to utilize for purposes of its analyses and opinion;
•
RBCCM conducted discussions with members of the senior management of the Company relating to the businesses, prospects and financial outlook of the Company and certain future crude oil, natural gas and natural gas liquids commodity price assumptions, which consisted of New York Mercantile Exchange Strip pricing and Wall Street research analyst consensus pricing estimates for such commodities, as provided by management of the Company;

•
RBCCM reviewed the reported prices and trading activity for Shares;

•
RBCCM compared certain financial metrics of the Company with those of selected publicly traded companies in lines of businesses that it considered generally relevant in evaluating the Company; and

•
RBCCM considered other information and performed other studies and analyses as it deemed appropriate.

Set forth below is a summary of the material financial analyses performed by RBCCM in connection with rendering its opinion, as delivered to the Board in connection with its meeting on May 8, 2025. The order of analyses described does not represent relative importance or weight given to those analyses by RBCCM. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the summary of the analyses used by RBCCM, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analysis.
For purposes of its analyses, RBCCM reviewed a number of financial and operating metrics, using certain time periods, including:
•
Enterprise Value — The value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other in-the-money securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amounts of its net debt (the amount of its outstanding indebtedness and out-of-the-money convertible and non-convertible preferred stock, less the amount of cash and cash equivalents on its balance sheet) and non-controlling interests, less the amount of investments in unconsolidated affiliates;

•
Adjusted EBITDA — The amount of the relevant company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) and stock based compensation for a specified time period;

•
Resources — The estimated quantities of crude oil, natural gas and natural gas liquids (“NGLs”) that geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions, which, for clarity, includes Proved Developed Reserves and Undeveloped Resources (each described below);

•
Proved Developed Reserves — Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods consisting of currently producing wells (“Proved Developed Producing”); and

•
Undeveloped Resources — Crude oil, natural gas, and NGLs that are expected to be recovered from new wells.

Unless the context indicates otherwise, the analyses performed below were calculated using (i) the closing prices of Shares and the selected U.S. companies in the oil and gas minerals and royalties sector and other non-operating oil and natural gas businesses as of May 7, 2025, (ii) historical, financial and operating data for the selected companies based on publicly available information for each company as of May 7, 2025, (iii) the Enterprise Value for the Company based on net debt as of March 31, 2025, and (iv) per share amounts for the Company based on diluted shares outstanding as of May 6, 2025. The calculations of Resource Information for the Company were as estimated as of April 1, 2025 by the management of the Company. Calculations of Resource Information and other crude oil, natural gas and NGLs resources criteria were based on management estimates; none of which were based on SEC reserve criteria. All market based commodity price assumptions were based on pricing data as of May 7, 2025. Unless the context indicates otherwise, estimates of Adjusted EBITDA for each of calendar years 2025 (“2025E”) and 2026 (“2026E”) for (i) the selected companies were based on median consensus Wall Street analyst estimates (such median consensus estimates, “Wall Street research”) available as of May 7, 2025, and (ii) the Company were based on the Company Projections.
Financial Analyses
Net Asset Value Analyses.   RBCCM performed a net asset value (“NAV”) analysis of the Company by calculating the estimated net present value of its estimated crude oil, natural gas and NGLs Resources in the Proved Development Producing and Undeveloped Resources categories of its oil and gas mineral rights as of April 1, 2025, based on the Resource Information. RBCCM performed this analysis using pricing assumptions based on Strip Pricing and Consensus Pricing (each as defined below) as of May 7, 2025, in each case, through year-end 2029, and held flat thereafter, pursuant to instruction from management of the Company. RBCCM selected discount rates of 12.5% to 14.5%, which reflected RBCCM’s estimate of the Company’s weighted average cost of capital (“WACC”) and applied such range of discount rates to the projected cash flows from the estimated crude oil and gas reserves to arrive at resource value reference ranges.
RBCCM derived implied equity value per share reference ranges from the resource value reference ranges, adjusting for expected hedging realizations, estimated cash taxes, capital expenditures and cash general and administrative expenses, in each case, as provided by the Company management, and using the net debt and diluted share information described above. This analysis indicated the following implied equity value per share reference ranges for Shares as compared to the Offer Price:
Implied Equity Value Per Share Reference Range		Offer Price
NAV Strip Pricing	NAV Consensus Pricing
$3.26 – $3.64	$3.66 – $4.11	$4.35
Discounted Cash Flow Analysis.   RBCCM performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the after-tax free cash flows of the Company as of April 1, 2025, based on the Company Projections through December 31, 2029, and using each of Strip Pricing and Consensus Pricing as of May 7, 2025.
RBCCM performed the discounted cash flow analysis using (i) discount rates ranging from 12.5% to 14.5% based on an estimated WACC of the Company, and (ii) a terminal value at the end of the forecast period, using terminal multiples ranging from 5.0x to 7.0x estimated calendar year 2030 (“2030E”) Adjusted EBITDA, which estimated Adjusted EBITDA was the terminal year Adjusted EBITDA for the Company based on the Company Projections. RBCCM then derived implied equity value per share reference ranges from the resulting Enterprise Value reference ranges, using the net debt and diluted share information described above. The discounted cash flow analysis indicated the following implied equity value per share reference ranges as compared to the Offer Price.
Implied Equity Value Per Share Reference Range		Offer Price
Strip Pricing	Consensus Pricing
$3.67 – $4.70	$4.13 – $5.34	$4.35
Selected Public Companies Analysis.   RBCCM reviewed certain financial and operating information and implied trading multiples for selected publicly traded companies (the “Selected Companies”) as compared to the corresponding information and implied trading multiples for the Company. In choosing the selected companies, RBCCM considered U.S. publicly traded minerals and royalties companies with U.S.-focused operations and market capitalization values under $5 billion that also had recently published Wall Street research. In this analysis, RBCCM compared, among other things, multiples of implied Enterprise Value to Adjusted EBITDA for 2026E.
The results of this analysis are summarized in the following table:

Enterprise Value / Adjusted EBITDA
Selected Companies	2026E
Sitio Royalties Corp.	7.4x
Black Stone Minerals, L.P.	8.2x
Kimbell Royalty Partners, LP	7.0x
Mean	7.6x
Median	7.4x
Company	6.0x
RBCCM observed that the Company has traded at a discount to the Selected Companies over time, though relative trading behavior has been varied, without a consistent pattern over approximately the five most recent historical years of trading activity. RBCCM noted that (i) Kimbell Royalty Partners, LP (“Kimbell”), the next largest company to the Company, exceeds the Company’s market capitalization by over nine times, which provides scale advantages with respect to the acquisition of additional acreage, visibility of operator activity and access to capital markets, among other benefits, (ii) the Selected Companies have been acquiring additional properties at a rate multiple times in excess of the Company, and (iii) the Company has an observed average daily trading value (“ADTV”) well below the ADTVs of the Selected Companies, including Kimbell.
From this data, and in light of the qualitative factors described above, RBCCM selected Enterprise Value reference ranges for the Company using Adjusted EBITDA multiples for 2026E of 7.0x – 8.2x (based on the Company Projections and using the New York Mercantile Exchange contract pricing (“Strip Pricing”) and Wall Street research pricing estimates (“Consensus Pricing”) for future crude oil, natural gas and NGLs commodity prices as of May 7, 2025). RBCCM then derived implied equity value per share reference ranges from the resulting Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied equity value per share reference ranges for Shares as compared to the Offer Price:
Implied Equity Value Per Share Reference Range		Offer Price
2026E Adjusted EBITDA
Strip Pricing	Consensus Pricing
$4.89 – $5.81	$4.57 – $5.43	$4.35
Other Information
RBCCM also noted for the Board the following additional analyses and factors that were not considered part of RBCCM’s financial analyses with respect to its opinion but were referenced for informational purposes:
Trading Range Analyses for the Company.   RBCCM reviewed certain historical closing prices for Shares during the 52-week period ended May 7, 2025, which reflected the following historical stock price information for Shares as compared to the closing price of Shares on May 7, 2025, and the Offer Price:
Trading Period Prior to May 7, 2025	Stock Price
52-Week High	$4.20
52-Week Low	$3.11
Closing Price on May 7, 2025	$3.57
Offer Price	$4.35
Analysts’ Price Targets for the Company.   RBCCM reviewed one-year forward stock price targets for Shares in one recently published, publicly available, Wall Street research analyst’s report, which indicated a per share stock price target for Shares of $5.25 as compared to the closing price of Shares on May 7, 2025 of $3.57 and the Offer Price of $4.35.

Selected Public Companies Data.   RBCCM additionally reviewed certain selected publicly traded companies data for informational purposes with the Board using the Selected Companies as described above, but including multiples of Enterprise Value/2025E Adjusted EBITDA. Such Enterprise Value/2025E Adjusted EBITDA multiples were as follows: Sitio Royalties Corp., 7.4x; Black Stone Minerals, L.P., 8.9x; Kimbell, 7.2x (Kimbell 2025E metric is pro forma for the January 2025 acquisition of mineral and royalty interests in the Midland Basin, as well as a January 2025 primary equity offering), as compared to the Company’s Enterprise Value/2025E Adjusted EBITDA multiple of 6.5x.
RBCCM did not include an Enterprise Value reference range based on 2025E Adjusted EBITDA given recent relative equity market volatility and near-term completion of the first six months of 2025.
Additional Selected Public Companies Data.   RBCCM also reviewed certain financial and operating information and implied trading multiples for four additional selected publicly traded companies (the “Additional Selected Companies”) as compared to the corresponding information and implied trading multiples for the Company. In choosing the Additional Selected Companies, RBCCM considered publicly traded non-operating oil and gas companies with U.S.-focused operations and market capitalization values under $5 billion that also had recently published Wall Street research. In this review, RBCCM compared, among other things, multiples of implied Enterprise Value to Adjusted EBITDA for each of 2025E and 2026E.
The results of this review are summarized in the following table:
Enterprise Value / Adjusted EBITDA
	2025E	2026E
High	5.4x	5.8x
Mean	3.9x	3.9x
Median	3.8x	3.7x
Low	2.5x	2.4x
Company	6.5x	6.0x
RBCCM did not select an Enterprise Value reference range based on the Additional Selected Companies because non-operating working interests has become a small part of the Company’s portfolio relative to minerals and royalties.
Overview of Analyses; Other Considerations
No single company or transaction used in the above analyses as a comparison was identical to the Company or the Transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions analyzed.
The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances. Several analytical methodologies were used by RBCCM, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions of RBCCM were based on all the analyses and factors presented herein taken as a whole and also on application of RBCCM’s own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. RBCCM therefore believes that its analyses must be considered as a whole and that selecting portions of the analyses and the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion.
RBCCM, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBCCM and/or certain of its affiliates may act as a market maker and broker in the publicly traded securities of the Company, Parent and/or other entities involved in the Transaction or their respective affiliates and receive customary compensation in connection therewith, and may also actively trade securities of the Company, Parent and/or other entities involved in the Transaction or their respective affiliates for its or its affiliates’ own account or for the account of customers and, accordingly, RBCCM and its affiliates may hold a long or short position in such securities.
RBCCM and certain of its affiliates in the future may provide investment banking, commercial banking and financial advisory services to the Company, Parent and certain of their respective affiliates unrelated to the Transaction, for which services RBCCM and its affiliates would expect to receive customary compensation. In the two years prior to the date of RBCCM’s opinion, RBCCM and its affiliates have not received any fees from the Company in connection with investment banking, commercial banking or financial advisory services. In the two years prior to the date of RBCCM’s opinion, RBCCM and its affiliates have not received any fees from WHIC in connection with any investment banking, commercial banking or financial advisory services.
Certain Company Projections
The Company does not, as a matter of course, publicly disclose detailed guidance, forecasts or projections as to future performance, Adjusted EBITDA, earnings, performance or other results for extended periods due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.
In connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Board and to RBCCM certain internal forward-looking unaudited financial information based upon projections developed by the Company (the “Company Projections”). The Company Projections set forth below were reviewed and approved by the Board on May 7, 2025 for use by RBCCM in connection with its opinion to the Board and related financial analysis described above under the section entitled “— Opinion of the Company’s Financial Advisor.” The Company Projections relating to Resource Information were also provided to Parent and Merger Sub. A summary of the Company Projections for the fiscal years 2025 through 2029, including the assumptions, risks and limitations related thereto, is set forth below.
The Company Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Company Projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Company Projections do not comply with U.S. generally accepted accounting principles (“GAAP”) (including because certain metrics are non-GAAP measures, and such projections and estimates do not include footnote disclosures as may be required by GAAP). The SEC rules, which otherwise would require a reconciliation of a non-GAAP measure to a GAAP measure, do not apply to non-GAAP measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Transactions if the disclosure is included in a document such as this Schedule 14D-9. The Company Projections have been prepared by, and are the responsibility of the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, compiled, examined, reviewed or performed any agreed-upon procedures with respect to the Company Projections, nor have they expressed any opinion or any other form of assurance on such projections or estimates or the achievability of the results reflected in such projections or estimates. Non-GAAP financial measures used in the Company Projections should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the Company Projections may not be comparable to similarly titled amounts used by other companies or persons. The non-GAAP financial measures set forth below should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

The summary of the Company Projections set forth below should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere and incorporated by reference in this Schedule 14D-9. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of the Company’s reported results of operations and financial condition and capital resources during 2024, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024.
The summary of the Company Projections is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The Company is including the summary of the Company Projections in this Schedule 14D-9 solely because the Company Projections were made available to RBCCM in connection with its financial analyses summarized above under “— Opinion of the Company’s Financial Advisor” and to the Board in connection with its evaluation of the Offer and the Merger. The Company Projections may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.
Although presented with numerical specificity, the Company Projections are not fact, and are forward-looking statements and reflect numerous assumptions and variables as to future events and the probability of such events made by the Company’s senior management (including, but not limited to, the assumptions described below, and general business, economic, market and financial conditions and additional matters specific to the Company’s business, as applicable), in each case that are inherently uncertain and may be beyond the control of the Company’s senior management. Since the Company Projections cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and result in such Company Projections not being achieved include, but are not limited to: those referred to under the section “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC, as well as other documents that may be filed by the Company from time to time with the SEC. In addition, the Company Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Company Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Moreover, the Company Projections also reflect assumptions as to certain future business decisions that are subject to change. There can be no assurance that any Company Projections will be realized, or that the assumptions and estimates used to prepare the Company Projections will prove to be accurate, and actual results will differ, and may differ materially, from those contained in the Company Projections.
The inclusion of the summary of the Company Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or its respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Company Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Company Projections to reflect circumstances existing after the date such Company Projections approved by the Board or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company or its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Company Projections or that forecasted results will be achieved. The Company has made no representation to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning these Company Projections. The Company Projections were prepared treating the Company on a stand-alone basis and do not give effect to the Offer, the Merger or the other transactions contemplated by the Merger Agreement or any changes to the Company’s operations or strategy that may have been or may be implemented after the preparation of the Company Projections, to any disruption to the Company’s business caused by the announcement of the Offer or the Merger, or to any costs related to, or that may arise in connection with, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the effect of any failure of the Offer or the Merger to be consummated.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.
In preparing the Company Projections, Company management, used the following price assumptions, which are based on both Consensus Pricing and Strip Pricing, in each case, as of May 7, 2025:
	Consensus Pricing
	2025E	2026E	2027E	2028E	2029E+
Commodity Prices
Henry Hub ($/MMbtu)	$3.78	$3.90	$4.10	$3.89	$3.98
WTI ($/bbl)	$66.38	$65.50	$68.00	$72.18	$68.00
	Strip Pricing
	2025E	2026E	2027E	2028E	2029E+
Commodity Prices
Henry Hub ($/MMbtu)	$4.13	$4.37	$3.91	$3.68	$3.59
WTI ($/bbl)	$57.27	$57.89	$59.33	$60.29	$60.86
Projections
In addition to the assumptions with respect to commodity prices, the Company Projections are based on various other assumptions, including, but not limited to operator execution and timing on properties in which the Company owns interests.
The following table presents selected unaudited forecasted financial and operating information of the Company contained in the Company Projections:
($ in millions, except Net Production)
	2025E	2026E	2027E	2028E	2029E
Consensus Pricing
Net Production (MMcfe/d)	27.4	27.6	28.7	29.6	30.4
Revenue	$43.9	$45.1	$49.2	$50.3	$51.4
Adjusted EBITDA(1)	$26.4	$28.0	$31.6	$32.3	$32.9
Unlevered Free Cash Flow(2)	$25.5	$24.5	$27.6	$28.1	$28.7
	2025E	2026E	2027E	2028E	2029E
Strip Pricing
Net Production (MMcfe/d)	27.4	27.6	28.7	29.6	30.4
Revenue	$44.2	$47.2	$45.5	$45.6	$46.2
Adjusted EBITDA(1)	$26.7	$29.8	$28.2	$27.9	$28.0
Unlevered Free Cash Flow(2)	$25.8	$26.0	$24.9	$24.6	$24.8

(1)
Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and stock-based compensation. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. Estimated Adjusted EBITDA for 2030, which RBCCM used in calculating a terminal value in connection with its discounted cash flow analysis, was $31.6 million and $26.7 million using Consensus Pricing and Strip Pricing, respectively.

(2)
Unlevered Free Cash Flow is defined as EBITDA less corporate taxes and capital expenditures. Free cash flow is not a measure of financing performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Intent to Tender.
To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons (other than restricted Shares) and have entered into the Tender and Support Agreements pursuant to which such stockholders have agreed to tender their Shares in the Offer. Such executive officers and directors control approximately 10% of the voting power of the outstanding Shares of the Company as of May 6, 2025 (including restricted Shares) and they will tender in the Offer Shares, collectively, representing approximately 4.2% of the outstanding Shares as of the date of the Merger Agreement.
Item 5.
Persons/Assets Retained, Employed, Compensated or Used.

The Company retained RBCCM to serve as its financial advisor in connection with the Transactions, and, in connection with such engagement, RBCCM provided to the Board its fairness opinion described in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor,” which is filed as Annex A hereto. The Company selected RBCCM as its financial advisor because, among other things, it is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in the oil & gas industries.
Under its engagement agreement with the Company, RBCCM became entitled to a fee of $1,500,000 upon the delivery of its written opinion in connection with the Offer, without regard to whether such opinion was accepted or the Offer is consummated. If the Company consummates the Offer, RBCCM will receive a transaction fee currently estimated to be $4,000,000 payable upon such consummation, against which the RBCCM received opinion fee will be credited. The Company has also agreed to indemnify RBCCM for certain liabilities that may arise out of its engagement, and to reimburse certain out-of-pocket expenses incurred by RBCCM in performing its services. The terms of RBCCM’s engagement letter were negotiated at arm’s length between the Company and RBCCM, and the Board was aware of this fee arrangement at the time it reviewed and approved the Merger Agreement.
The Company also retained Intrepid to serve as a financial co-advisor in connection with the Transaction. The Company selected Intrepid as a financial co-advisor because, among other things, it is an independent investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in the oil & gas industries. In connection with Intrepid’s services as a financial co-advisor to the Company, the Company has agreed to pay Intrepid an aggregate fee of approximately $250,000, payable upon the Closing.
See “Item 4. The Solicitation or Recommendation — Background of the Offer; Reasons for the Recommendation of the Board — Background of the Offer” and “— Opinion of the Company’s Financial Advisor” for additional information related to RBCCM’s retention as the Company’s financial advisor, which is hereby incorporated by reference into this Item 5. Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.
Item 6.
Interest in Securities of the Subject Company.

Other than the entry by all of the Company’s executive officers and directors into the Tender and Support Agreements (as described above), no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.
Item 7.
Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, (3) any purchase, sale or transfer of a material amount of assets of the Company, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as relates to that described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding sentence.
Item 8.
Additional Information.

Golden Parachute Compensation.
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates,” as it relates to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.
Appraisal Rights.
No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders or beneficial owners of the Company who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (x) reasonably identifies the holder of record of the shares for which the demand is made, (y) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (z) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Court of Chancery”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Offer and the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Holders and beneficial owners of Shares should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Offer and the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any holder of Shares contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.
The following discussion summarizes appraisal rights of stockholders and beneficial owners under the DGCL in connection with the Merger, assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Stockholders and beneficial owners should carefully review the full text of Section 262 of the DGCL, as well as the information discussed below. In addition, all references in this summary to the Offer Price shall be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). The following discussion does not constitute any legal or other advice and does not constitute a recommendation that holders or beneficial owners of Shares exercise their appraisal rights under Section 262 of the DGCL.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who are entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and will include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex B and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. Any holder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.
If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:
•
within the later of the consummation of the Offer and 20 days after the date of initial mailing of this Schedule 14D-9 (which date of mailing is May 22, 2025), deliver to the Company at the address indicated below a written demand for appraisal of Shares beneficially held, which demand must reasonably inform the Company of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•
not tender such stockholder’s Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Acceptance Time);

•
continuously hold of record or beneficially own such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•
comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Court of Chancery.

Notwithstanding a stockholder or beneficial owners’ compliance with the foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all stockholders or beneficial owners who are otherwise entitled to appraisal rights, and such stockholders or beneficial owners will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares of the class eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who are entitled to appraisal rights within 10 days of the Closing, as required by Section 262(d)(2) of the DGCL. However, if such notice is sent later than the later of the consummation of the Offer and 20 days following the date of mailing of the notice of the availability of appraisal rights, such notice need only be sent to each holder or beneficial owner who is entitled to appraisal rights and who has demanded appraisal of such holder’s or beneficial owner’s shares (and any beneficial owner) in accordance with Section 262 of the DGCL. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to follow any of the procedures of Section 262 of the DGCL will result in a waiver or a termination of appraisal rights under Section 262 of the DGCL.
Written Demand
A holder of Shares or beneficial owner wishing to exercise his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, make a written demand for appraisal of their Shares. All written demands for appraisal should be addressed to PHX Minerals Inc., 1320 South University Drive, Suite 720, Fort Worth, TX 76107, Attention: Corporate Secretary, with a copy to Blank Rome LLP, 1271 Avenue of the Americas, New York, NY 10020, Attention: Robert J. Mittman, Esq.
A record holder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder (including any beneficial owner) of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition (a “Petition”) in the Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Upon the filing of such petition by any such holder (including any beneficial owner) of Shares (a “Dissenting Holder,” and such Shares, “Dissenter Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Holder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Holders. The costs relating to these notices will be borne by the Surviving Corporation.
Within 120 days after the Effective Time, any holder (including any beneficial owner) of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder or beneficial owner within ten days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.
If a hearing on the Petition is held, the Court of Chancery is empowered to determine which Dissenting Holders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenter Shares. The Court of Chancery may require that Dissenting Holders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Court of Chancery is empowered to dismiss the proceedings as to any Dissenting Holder who does not comply with such requirement. Accordingly, Dissenting Holders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of shares exceeds $1 million.

Determination of Fair Value
After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Dissenter Shares will be appraised by the Court of Chancery at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment will be made if the Merger is consummated, and the Surviving Corporation reserves the right to make such a payment, if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In Fir Tree Value Master Fund, LP v. Jarden Corporation, the Delaware Supreme Court stated that the “sale price does not act as a valuation floor when the petitioners successfully convinced the court that the deal price resulted from a flawed sale process,” finding that the deal price was based on substantial suspected synergies.
Stockholders and beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined by the Court of Chancery could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any holder of Shares or beneficial owner entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the verified list and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such person upon such terms and condition as the Court of Chancery may order. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.
If a petition for appraisal is not timely filed, or if both (1) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal and (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Court of Chancery are subject to appellate review by the Delaware Supreme Court.
The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If a stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal, with respect to all Shares, if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights and such stockholders will effectively lose their appraisal rights, unless either (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million. In addition, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder or beneficial owner without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just, including without limitation, a reservation of jurisdiction for any application to the Court of Chancery regarding the cost of the action; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.
Stockholders or beneficial owners who sell Shares in the Offer and do not withdraw their tender of Shares prior to the Acceptance Time will not be entitled to exercise appraisal rights with respect thereto.

The foregoing summary of the rights of the Company’s stockholders or beneficial owners to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9 and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
Anti-Takeover Statutes.
In general, Section 203 of the DGCL (“Section 203”) restricts an “interested stockholder” (in general, a person who individually or with or through any of its affiliates or associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether Shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.
As a Delaware corporation, the Company is subject to and has not opted out of Section 203 under the Certificate of Incorporation. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the Transactions, as described in Item 4 above and, therefore, the restrictions of Section 203 are not applicable to the Merger and the Transactions.
The foregoing descriptions are not complete and are qualified in their entirety by reference to the provisions of the Certificate of Incorporation and Section 203.
Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that may be applicable to the Merger Agreement and the transactions contemplated thereby, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state anti-takeover law to the Offer and/or the Merger, each of Parent, Merger Sub and the Company will take such action as then appears desirable to cause such state anti-takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state anti-takeover statutes is applicable to the Offer and/or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer and/or the Merger, Parent, Merger Sub and the Company, as applicable, might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent and Merger Sub, as applicable, might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger, as applicable. In such case, Parent and Merger Sub, as applicable, may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.
U.S. Antitrust Laws
As of the date hereof, Parent, Merger Sub and the Company have determined that the transaction is not subject to the premerger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and that the parties are not required to file a premerger notification and report form.
The Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”) may scrutinize the legality under the antitrust laws of transactions such as the transactions contemplated by the Merger Agreement, notwithstanding the fact that the parties have determined that the transaction is not subject to the HSR Act premerger notification requirements. At any time before or after Merger Sub’s acceptance for payment of Shares pursuant to the Offer, if the DOJ or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the DOJ have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, unwinding the transaction, or requiring disposition of those Shares, or the divestiture of substantial assets of Merger Sub, the Company, or any of their respective subsidiaries or affiliates, or seek other structural or conduct relief. At any time before or after consummation of the transaction, notwithstanding the inapplicability of the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action prevents the Offer or the Merger from being consummated, Merger Sub may not be obligated to consummate the Offer or the Merger. The Offer is conditioned upon the absence of any law or order by a governmental entity that has jurisdiction over the parties that prohibits consummation of the Offer or the Merger or any action, inquiry, request for information or investigation pending or threatened by any governmental entity challenging or seeking to restrain, prohibit, enjoin, investigate, alter or delay the consummation of the Offer, the acquisition of the Shares by Parent or Merger Sub or the Merger. See Section 15 of the Offer to Purchase.
The Company, Merger Sub and Parent cannot assure you that any U.S. or non-U.S. government agencies, including state attorneys general or private parties, will not initiate actions to challenge the transaction before or after it is completed. Any such challenge to the transaction could result in a court order enjoining the Offer or the Merger. Such restrictions and conditions could include requiring the divestiture or spin-off of assets or businesses. Under the terms of the Merger Agreement, Parent and Merger Sub are required to use their best efforts to obtain government clearances, except that, among other things, Parent and Merger Sub are not required to commit to any divestitures or similar arrangements with respect to their or the Company’s assets or conduct of business arrangements or litigate or contest any action, lawsuit or other legal, regulatory or other proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent.
Stockholder Approval of the Merger Not Required.
Section 251(h) of the DGCL provides that, unless expressly required by the corporation’s certificate of incorporation, subject to certain statutory requirements, if following consummation of a tender offer for stock of a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquiror or its affiliates and any rollover stock equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that, absent Section 251(h), would otherwise be required to adopt a merger agreement under the DGCL or the target’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of the tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in the tender offer, the acquiror can effect a merger without a vote of the stockholders of the target corporation.

Article IX of the Certificate of Incorporation provides that no merger, consolidation, conversion, liquidation or dissolution of the Company, nor any action that would result in the same or that would result in the disposition of all or substantially all of the assets of the Company, in any such case, that requires stockholder approval under applicable law, shall be valid unless such action is first approved by an affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding shares of capital stock of the Company then entitled to vote on such matters; provided that if any such action has been approved by two-thirds of the Board, only the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock of the Company shall be required to the extent such stockholder approval is otherwise required by the DGCL. On May 8, 2025, the Board approved the Merger Agreement and the Transactions. Accordingly, the parties have agreed that, subject to the conditions specified in the Merger Agreement, including if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer (together with the Shares then owned by Merger Sub, if any) is at least a majority of (i) the issued and outstanding Shares, plus (ii) an additional number of Shares equal to the aggregate number of Shares issuable upon the conversion, exchange or exercise, as applicable, of all of the Company’s equity awards, options, warrants or other rights to acquire, or securities convertible into or exchangeable for, Shares that, in each case, are outstanding and are vested or otherwise exercisable, convertible or exchangeable at or immediately prior to the Expiration Time, the Merger will be effected as soon as practicable following such consummation without a vote of the stockholders of the Company, in accordance with Section 251(h) of the DGCL.
In addition, as further described above, no vote of stockholders is required under Section 203 of the DGCL as the Board has approved the Merger Agreement and the Transactions prior to the Parent or Merger Sub being an interested stockholder, nor at any time during the last three years has either the Parent or the Merger Sub been an “interested stockholder” of the Company as defined in Section 203 of the DGCL.
Conditions to the Offer.
The information regarding the conditions of the Offer contained in Section 15 of the Offer to Purchase is incorporated herein by reference.
Annual and Quarterly Reports.
For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2024 and the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2025 and other Company filings made with the SEC.
Forward-Looking Statements.
This Schedule 14D-9 includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “imply,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “goal,” “target,” “budget,” “would,” “should,” and “might” and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from our expectations due to uncertainties related to the successful completion of our acquisition by Parent and Merger Sub, or our failure to complete such acquisition; the impact of the pendency of our acquisition by Parent and Merger Sub on our business and operations; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; uncertainty surrounding if or how many of the Company’s stockholders will file a petition for appraisal; the possibility that any or all of the various conditions to the consummation of the tender offer, may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; and other risks and uncertainties detailed in the Company’s most recent Annual Report on Form 10-K, including, but not limited to, “Part I, Item 1A. Risk Factors” and “Part II, Item 7. Management’s

Discussion and Analysis of Financial Condition and Results of Operations” and Quarterly Reports on Form 10-Q, each of which is filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. These forward-looking statements reflect the Company’s expectations as of the date of this Schedule 14D-9. Factors or events that could affect the Transactions or cause actual events, results or performance to differ, including materially, may emerge from time to time, and it is not possible for the Company to predict all of them. Accordingly, no assurances can be given as to, among other things, whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Any forward-looking statements made by the Company in this Schedule 14D-9 speaks only as of the date hereof. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable laws. The Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed herein, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.
Item 9.
Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:
(a)(1)(A)	Offer to Purchase dated May 22, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(5)(A)	Text of Press Release dated May 8, 2025 issued by PHX Minerals Inc. (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company on May 9, 2025).
(a)(5)(B)	Text of Summary Advertisement as published in the Financial Times on May 22, 2025 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(C)	Opinion of RBC Capital Markets, LLC dated May 8, 2025 (included as Annex A to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated as of May 8, 2025, by and among PHX Minerals Inc., WhiteHawk Acquisition, Inc. and WhiteHawk Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 12, 2025).
(e)(2)	Form of Equity Commitment Letter, dated as of May 8, 2025, pursuant to which each Equity Investor has committed cash as capital to Parent (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(5)	Debt Commitment Letter, dated as of May 8, 2025, between EIG Credit Management Company, LLC and WhiteHawk Income Corporation (incorporated by reference to Exhibit (b)(1) to the Schedule TO).
(e)(6)	Limited Guarantee, dated as of May 8, 2025, delivered by WhiteHawk Income Corporation in favor of PHX Minerals Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).
(e)(7)	Confidentiality Agreement, dated January 23, 2025, by and between WhiteHawk — Equity Holdings, LP and PHX Minerals Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(8)	Form of Tender and Support Agreement, dated May 8, 2025, by and among Parent and the stockholder party thereto (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on May 12, 2025).
(e)(9)	Amended and Restated Change-in-Control Executive Severance Agreement between PHX Minerals Inc. and Chad L. Stephens (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed on March 12, 2024).
(e)(10)	Amended and Restated Change-in-Control Executive Severance Agreement between PHX Minerals Inc. and Ralph D’Amico (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed on March 12, 2024).
(e)(11)	PHX Minerals Inc. Amended 2010 Restricted Stock Plan (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed on December 10, 2020).
(e)(12)	PHX Minerals Inc. Amended and Restated 2021 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 8, 2023).
(e)(13)*	PHX Minerals Inc. Deferred Compensation Plan for Non-Employee Directors.
(e)(14)	Form of Restricted Stock Award Agreement with Performance and Non-Performance Shares (incorporated by reference to Exhibit 10.7 of the Company’s Annual Report on Form 10-K filed on March 12, 2025).
(e)(15)	Form of Restricted Stock Award Agreement with Performance Shares Only (incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on Form 10-K filed on March 12, 2025).
(e)(16)	Form of Director Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.9 of the Company’s Annual Report on Form 10-K filed on March 12, 2025).

*
Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: May 22, 2025
PHX MINERALS INC.
By:	/s/ Chad L. Stephens
Name: Chad L. Stephens
Title: President and Chief Executive Officer

ANNEX A
May 8, 2025
The Board of Directors
PHX Minerals Inc.
1320 South University Drive
Suite 720
Fort Worth, TX 76101
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock of PHX Minerals Inc., a Delaware corporation (the “Company”), of the Offer Price (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into by and among Whitehawk Acquisition, Inc., a Delaware corporation (the “Parent”), Whitehawk Merger Sub, Inc., a Delaware corporation and wholly owned, direct subsidiary of the Parent (the “Merger Sub”), and the Company. The Merger Agreement provides for, among other things, that the Merger Sub will commence a cash tender offer (the “Offer”) to acquire any and all outstanding shares of common stock, par value $0.01666 per share (“Company Common Stock”), of the Company at a price of $4.35 per share (the “Offer Price”), net to the holders thereof, without interest thereon, and as soon as practicable following consummation of the Offer, the Merger Sub will merge with and into the Company (the “Merger” and, together with the Offer, the “Transaction”), whereby each share of Company Common Stock not tendered and accepted pursuant to the Offer will be converted (subject to certain exceptions) into the right to receive the Offer Price. The terms and conditions of the Transaction are set forth more fully in the Merger Agreement.
RBC Capital Markets, LLC (“RBCCM”), as part of our investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBCCM and/or certain of our affiliates may act as a market maker and broker in the publicly traded securities of the Company, the Parent and/or other entities involved in the Transaction or their respective affiliates and receive customary compensation in connection therewith, and may also actively trade securities of the Company, the Parent and/or other entities involved in the Transaction or their respective affiliates for our or our affiliates’ own account or for the account of customers and, accordingly, RBCCM and our affiliates may hold a long or short position in such securities. We are acting as financial advisor to the Company in connection with the Transaction and we will receive a fee for our services, of which a portion is payable upon delivery of this opinion and the principal portion is contingent upon consummation of the Transaction. We also may be entitled to an additional fee payable, at the Company’s discretion, upon consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse us for expenses incurred in connection with our services. As you are aware, RBCCM and certain of our affiliates in the future may provide investment banking, commercial banking and financial advisory services to the Company, the Parent and certain of their respective affiliates unrelated to the Transaction, for which services RBCCM and our affiliates would expect to receive customary compensation.
For purposes of rendering our opinion, we have undertaken such review, inquiries and analyses as we deemed necessary or appropriate under the circumstances, including the following:
(i)
we reviewed the financial terms of a draft labeled “Final” of the Merger Agreement;

(ii)
we reviewed certain publicly available financial and other information, and certain historical operating data, relating to the Company made available to us from published sources and internal records of the Company;
(iii)
we reviewed (a) financial projections and other estimates and data relating to the Company prepared by the management of the Company (the “Projections”), (b) certain crude oil, natural gas and natural gas liquids reserve information regarding proved and unproved crude oil, natural gas and natural gas liquids reserves and undeveloped resources of the Company, prepared by the management of the Company (the “Resource Information”), as well as (c) certain future crude oil, natural gas and natural gas liquids commodity price assumptions, all of which financial projections and other estimates and data and crude oil, natural gas and natural gas liquids reserves and undeveloped resources information we were directed by management of the Company to utilize for purposes of our analyses and opinion;

(iv)
we conducted discussions with members of the senior management of the Company relating to the businesses, prospects and financial outlook of the Company and certain future crude oil, natural gas and natural gas liquids commodity price assumptions, which consisted of New York Mercantile Exchange Strip pricing and Wall Street research analyst consensus pricing estimates for such commodities, as provided by management of the Company;

(v)
we reviewed the reported prices and trading activity for Company Common Stock;

(vi)
we compared certain financial metrics of the Company with those of selected publicly traded companies in lines of businesses that we considered generally relevant in evaluating the Company; and

(vii)
we considered other information and performed other studies and analyses as we deemed appropriate.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information that was reviewed by us, including all financial, legal, tax, accounting, operating and other information provided to, or discussed with us by, or on behalf of, the Company (including, without limitation, financial statements and related notes), and upon the assurances of the management and other representatives of the Company that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. We have not assumed responsibility for independently verifying and have not independently verified such information. We also have assumed that (i) each of the Projections and the Resource Information that we were directed to utilize in our analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company (subject, in the case of the Projections, to the varying underlying future crude oil, natural gas and natural gas liquids commodity price assumptions), and (ii) the future crude oil, natural gas and natural gas liquids commodity price assumptions referenced above are a reasonable basis upon which to evaluate the Company. We express no opinion as to any such financial projections, other estimates and data and crude oil, natural gas and natural gas liquids reserve information, or the assumptions upon which they are based. We have relied upon the assessments of the management of the Company as to future crude oil, natural gas and natural gas liquids drilling and production, market and cyclical trends and prospects relating to the crude oil, natural gas and natural gas liquids industry, regulatory matters with respect thereto and the potential impact thereof on the Company. We have assumed that there will be no developments with respect to any of the foregoing that would be meaningful in any respect to our analyses or opinion.
In connection with our opinion, we have not assumed any responsibility to perform, and we have not performed, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of or relating to the Company or any other entity and we have not been furnished with any such valuations or appraisals, other than the Resource Information. We have not assumed any obligation to conduct, and we have not conducted, any physical inspection of the property or facilities of the Company or any other entity. We are not experts in the evaluation of crude oil, natural gas and natural gas liquids reserves, drilling or production levels and we express no view as to the reserve quantities, or the development or production (including, without limitation, as to the feasibility or timing), of any crude oil, natural gas or natural gas liquids reserves of the Company or otherwise. We also express no view as to future crude oil, natural gas, natural gas liquids and related commodity prices utilized in our analyses, which prices are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses or opinion. We have not investigated, and make no assumption regarding, any litigation or other claims affecting the Company or any other entity. We have not evaluated the solvency or fair value of the Company or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed that the Transaction will be consummated in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Transaction, no delay, limitation, restriction or condition will be imposed or occur, including any divestiture or other requirements, that would have an adverse effect on the Company or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. In addition, we have assumed that the final executed Merger Agreement will not differ, in any respect meaningful to our analyses or opinion, from the draft that we reviewed.
Our opinion speaks only as of the date hereof, is based on conditions as they exist and information supplied or reviewed as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken any obligation to update, revise or reaffirm this opinion for events occurring after the date hereof. We are not expressing any opinion as to the price or range of prices at which Company Common Stock or any other securities of the Company may trade or otherwise be transferable at any time, including following announcement or consummation of the Transaction. As you are aware, the credit, financial and stock markets, and crude oil and natural gas commodity markets, and the industries in which the Company operates, have experienced and continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on the Company (or its businesses) or the Transaction.
The advice (written or oral) of RBCCM and our opinion expressed herein is provided for the benefit, information and assistance of the Board of Directors of the Company (in its capacity as such) in connection with its evaluation of the Transaction. We express no opinion and make no recommendation to any stockholder as to how such stockholder should act with respect to the Transaction, including whether or not to tender any or all shares of Company Common Stock into the Offer.
Our opinion addresses the fairness, from a financial point of view and as of the date hereof, of the Offer Price (to the extent expressly specified herein), without regard to individual circumstances of specific holders that may distinguish such holders or the securities of the Company held by such holders. Our opinion does not in any way address any other terms, conditions, implications or other aspects of the Transaction or the Merger Agreement, including, without limitation, the form or structure of the Transaction or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. Our opinion also does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction compared to any alternative business strategy or transaction that may be available to the Company or in which the Company might engage. We do not express any opinion or view with respect to, and we have relied upon the assessments of the Company and its representatives regarding, legal, regulatory, tax, accounting and similar matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. Further, in rendering our opinion, we do not express any view on, and our opinion does not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors or employees of any party, or class of such persons, relative to the Offer Price or otherwise.
The issuance of our opinion has been approved by RBCCM’s Fairness Opinion Committee.
Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Offer Price to be received by holders of Company Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ RBC CAPITAL MARKETS, LLC
RBC CAPITAL MARKETS, LLC

ANNEX B
Section 262 of the General Corporation Law of the State of Delaware
§ 262. Appraisal rights (For application of this section, see 81 Del. Laws, c. 354, § 17; 82 Del. Laws, c. 45, § 23; 82 Del. Laws, c. 256, § 24; 83 Del. Laws, c. 377, § 22; and 84 Del. Laws, c. 98, § 16).
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
[Repealed.]

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)
If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)
Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable;

provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e)
Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f)
Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)
At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)
After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)
Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l)
The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.